PRISA
Educación, información, entretenimiento

Fernando Martínez Albacete
Secretario General

RECEIVED
2008 JUL 28 A 4:47

SUPPL

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, July 17, 2009

[redacted]

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

09046650

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated April, 30, 2009, regarding the first quarter report of the year 2009, that is attached as **Item 1.** This English version was not filed with the CNMV.

B) The English version of a notice of significant event (Comunicación de hecho relevante), dated April 30, 2009, regarding a request of information made by the CNMV concerning the status of the bridge loan that Prisa received from several financial institutions. This English version was not filed with the CNMV, and is attached as **Item 2**.

C) The English version of a notice of significant event (Comunicación de hecho relevante), dated April 30, 2009, regarding the information required pursuant to article 116 bis of the Securities Market Law. This English version was not filed with the CNMV, and is attached as **Item 3**.

D) The English version of a notice of significant event (Comunicación de hecho relevante), dated May 14, 2009, regarding the agreement reached with the banks that are financing the bridge loan to extend the loan until March 31, 2010. This English version was not filed with the CNMV, and is attached as **Item 4**.

E) The English version of a notice of significant event (Comunicación de hecho relevante), dated May 14, 2009, regarding the notice of the General Shareholders' Meeting and related agenda. This English version was not filed with the CNMV, and is attached as **Item 5**.

F) The English version of a notice of significant event (Comunicación de hecho relevante), dated May 22, 2009, regarding the revision of the individual and consolidated group accounts as well as the amendment of one of the proposed resolutions to be submitted to the shareholders meeting. This English version was not filed with the CNMV, and is attached as **Item 6**.

G) The English version of a notice of significant event (Comunicación de hecho relevante), dated June 4, 2009, regarding the agreement reached between Sogecable, S.A.U (a subsidiary of Prisa) and Mediaproducción, S.L. in relation to the audiovisual rights to broadcast Spanish

DLW 7/29

football league and the King`s cup. This English version was not filed with the CNMV, and is attached as **Item 7**.

H) The English versions of a notices of significant event (Comunicación de hecho relevante), dated June 4 and July 3, 2009, regarding the agreement reached between Prisa and Imagina to establish a term in which to enter into a consolidation agreement with the objective of merging their respective audiovisual operations into a newly-created company. This English version were not filed with the CNMV, and are attached as **Items 8 and 9**.

I) The English version of a notice of significant event (Comunicación de hecho relevante), dated June 18, 2009, regarding: i) the modification of the Board of Director Regulation, ii) the resignations tendered by two directors and iii) the proposed resolutions to be submitted for approval at the annual shareholders meeting. This English version was not filed with the CNMV, and is attached as **Item 10**.

J) Notices of significant event (Comunicación de hecho relevante), dated June 18, 2009, regarding the General Shareholders' Meeting held on said date. These English versions were not filed with de CNMV and are attached as **Items 11 and 12.** These English versions were not filed with the CNMV.

Likewise, the following documentation that was available to the shareholders is published in the web of the company (www.prisa.com.):

i) The Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2008 fiscal year, together with their respective audit reports (Item One on the Agenda).

ii) Director's report concerning the amendment of article 19 of the Company Bylaws (Item 5 on the Agenda).

iii) Forms and conditions for exercising the right to information, granting proxy and distance voting.

iv) 2008 Annual Report on Corporate Governance

v) 2008 Annual Audit Report.

vi) 2008 Annual Report on Compliance prepared by the Corporate Governance, Appointments and Remuneration Committee.

K) The English version of a notice of significant event (Comunicación de hecho relevante), dated June 24, 2009, regarding the information published by the Portuguese *"Comissao do Mercado de Valores Mobiliarios"* (CMVM) with respect to contacts concerning Media Capital, SGPS (Media Capital). This English version was not filed with the CNMV, and is attached as **Item 13**.

L) The English version of a notice of significant event (Comunicación de hecho relevante), dated July 16, 2009, regarding the first semi- annual report of the year 2009. This English version was not filed with de CNMV and is attached as **Item 14.**

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Fernando Martinez
General Secretary

Enclosures

ITEM 1



PRISA

Educación, información, entretenimiento

Quarterly Results
January- March 2009

April, 30th 2009



JANUARY- MARCH 2009

PRISA´S EBITDA REACHED €139.04 MILLION.

The profit before taxes almost reached €15 million.

The strength of the Education business (+8.5% revenues increase), the leadership position of most of the media in which the Group operates and the control and reduction of costs (-8.0%), have enabled Prisa to behave better than the market and its competitors within a difficult economic and market environment.

- **Santillana increased its revenues by 8.5%** and **improved its EBITDA** by **14.7%** to reach €47.83 million. It is worth highlighting the performance of **Spain** (+31.5%), **Argentina** (+37.7%), **Chile** (+32.6%) and **Peru** (+22.0%). **Brazil** increased its revenues by 10.5% in local currency.

- **Cadena SER**, with **5,070,000 listeners** according to the first survey of EGM of 2009 (+7.8% compared to the previous one), maintained its **leadership** position and surpassed the sum of its three main competitors′ audience in the private generalist radio. **Los 40 Principales** broke its record to exceed 4 million listeners.

- **Advertising revenues** represent a 24% of the total revenues of the Group and declined by 21.5%, in line with the fourth quarter of 2008. The performance has been better than the overall market, which is estimated to have declined around 28%.

- **El País strengthened its leadership position** with an average daily circulation of 415,119 copies.

- **Digital +** reached an EBITDA of €80.29 million and improved its margins (20.5%).

- **Cuatro** ended the best month of March in its history, with an average share of 9.0%.

- **TVI (Portugal)** maintained its leadership and registered an average share of 34.6% and 39.4% in prime time. TVI launched **TVI24**, the third Portuguese news channel by cable.

- **Operating expenses declined by 8.0%.**

Other important events during the first quarter of 2009 were the following:

- In January 2009, **Prisa sold** to Akaishi Investments, Ltd. its **25% stake** in **Inversiones en Radiodifusión, S.A,** owner the Bolivian television network ATB, at a price of $4.1 million. Akaishi Investments S.L. also acquired a call option on the shares that Grupo Prisa has in the Bolivian company **Inversiones Grupo Multimedia de Comunicaciones, S.A.**, which owns La Razón and El Extra newspapers.

Changes in the scope of consolidation:

- In the first quarter of 2008 **Localia TV** was fully consolidated. In the first quarter of 2009, Localia TV was integrated as a discontinued operation.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - MARCH 2009	2008	Chg.%
Operating Revenues	862.42	**958.37**	**(10.0)**
EBITDA	139.04	**172.27**	**(19.3)**
EBIT	83.05	**116.25**	**(28.6)**
Net financial result	(63.94)	**(54.98)**	**(16.3)**
Interest on debt	(53.93)	(47.79)	(12.9)
Other financial results [1]	(10.01)	(7.19)	(39.2)
Result from associates	(4.36)	**(3.60)**	**(21.1)**
Profit before tax	14.75	**57.67**	**(74.4)**
Income tax expense	(10.42)	(17.34)	39.9
Results from discontinued activities	(0.33)	0.00	-
Minority interest	(1.08)	(15.15)	92.9
Net profit	2.93	**25.18**	**(88.4)**
EBITDA Margin	16.1%	**18.0%**	
EBIT Margin	9.6%	**12.1%**	

OPERATING REVENUES

Revenues reached €862.42 million, compared to €958.37 million obtained in the first quarter of 2008. By **line of activity**, the breakdown is as follows:

€ Million	JANUARY - MARCH 2009	2008	Chg.%
Advertising	204.96	261.07	(21.5)
Books and training	153.69	138.81	10.7
Newspapers and magazine sales	49.39	53.72	(8.0)
Subscriber revenues	275.36	311.57	(11.6)
Audiovisual production revenues	111.48	98.12	13.6
Add-ons revenues	13.04	25.72	(49.3)
Revenues from fixed assets	2.12	1.11	90.9
Other revenues [2]	52.38	68.26	(23.3)
Total operating revenues	862.42	958.37	(10.0)

[1] Include: Exchange differences, adjustments for inflation, change in value of financial instruments, results coming from the settlement of financial hedges, revenues coming from current financial investments and other financial results.

[2] Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, printing sales, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Revenue contribution by line of activity:


32%
24%
18%
6%
2%
5%
33%
27%
14%
6%
3%
7%
Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Others
January- March 2009
January- March 2008

Geographic breakdown:


January- March 2009
24%
76%
Spain
International
January- March 2008
21%
79%

In the first quarter of 2009, revenues coming from the international area accounted for 24%. The 66% of the international revenues came from Santillana, 22% from Media Capital and the remaining from press and radio activities.

The breakdown of international revenues by country is the following:


January- March 2009
Others 13%
Perú 5%
Mexico 4%
Argentina 8%
Chile 10%
Colombia 8%
Portugal 24%
Brazil 28%
January- March 2008
Others 13%
Peru 4%
Mexico 3%
Argentina 6%
Chile 8%
Colombia 9%
Portugal 27%
Brazil 30%

➤ Advertising

The evolution of advertising revenues in the first quarter of 2009 is as follows:

€ Million	JANUARY - MARCH 2009	2008	% Chg.
Press	**40.63**	**58.66**	**(30.7%)**
El Pais	30.56	48.01	(36.3%)
AS	3.56	4.51	(21.0%)
Cinco Días	2.28	2.60	(12.1%)
Dominical	0.20	0.80	(74.6%)
Magazines *	2.52	2.30	9.7%
International Press	1.23	0.81	51.0%
Consolidation adjustments	0.28	(0.36)	179.0%
Radio	**68.78**	**83.01**	**(17.1%)**
Radio in Spain	51.64	64.63	(20.1%)
International Radio	16.43	18.38	(10.6%)
Music	0.71	0.00	---
Audiovisual	**94.18**	**118.99**	**(20.8%)**
Sogecable	64.19	76.84	(16.5%)
Cuatro	60.34	69.41	(13.1%)
Digital+	3.85	7.43	(48.2%)
Media Capital	29.99	37.59	(20.2%)
Local TV	---	4.56	---
Digital	**3.09**	**3.74**	**(17.3%)**
Others	**0.03**	**0.08**	**(65.1%)**
Consolidation adjustments	(1.75)	(3.41)	48.7%
TOTAL	204.96	261.07	(21.5%)

* Magazines includes the activity of the Portuguese magazines since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

➤ Books and training

Books and training sales increased by 10.7% (€153.69 million compared to €138.81 million in the same period of 2008).

It is worth highlighting the performance of Spain (+31.5%), mainly explained by the general edition activity, Argentina (+37.7%), Chile (+32.6%) and Peru (+22.0%). Brazil increased its

revenues by 10.5% in local currency. The exchange rate has significantly penalized the contribution in euros.

Geographic breakdown of revenues:

January- March 2009


Rest of Latam 18%
Spain& Portugal 15%
Colombia 4%
Chile 11%
Brazil 36%
Argentina 9%
Peru 7%

January- March 2008


Rest of Latam 18%
Spain& Portugal 13%
Colombia 6%
Chile 9%
Brazil 41%
Argentina 7%
Peru 6%

The exchange rates (depreciation of currencies) negatively affected Santillana revenues. Discounting this effect, revenues would have increased by 15.5%.

➢ <u>Newspapers and magazines</u>

Newspapers and magazines sales reached €49.39 million (decline of 8.0%).

As of March 30th, 2009 El País increased the cover price for the daily edition by €0.10 to €1.20.

El País, with an average daily circulation of 415,119 copies, **strengthened its leadership position** and maintained the distance with its main competitor.

According to the **first survey of EGM**, El País has renewed its **hegemony among paid press**, registering and average of 2,182,000 daily readers, a 63.2% over its main competitor.

AS, with an average daily circulation of 212,421 copies, **maintained its leadership position** ahead of its main competitor in Madrid, Castilla La Mancha and Cataluña.

AS reached 1,317,000 readers according to the first survey of EGM, which means a 4.0% increase compared to the previous survey.

Cinco Días reached an average daily circulation of 36,937 copies. According to last survey of the EGM, Cinco Días reached 84,000 readers.

Average daily circulation of the Group´s newspapers

	January-March 2009	January-March 2008	Chg. %
El País	415,119	465,457	(10.8)
AS	212,421	237,385	(10.5)
Cinco Días	36,937	42,344	(12.8)

(*) 2009 figures pending OJD certification.

➢ **Subscriber revenues**

Subscriber revenues reached €275.36 million (-11.6%).

The subscriber base of **DIGITAL+** as of March 31st, 2009 reached 2,001,000 subscribers. The average revenue in the first quarter of 2009 stood at €44.3 per subscriber per month:

DIGITAL+ ARPU evolution (euros)


48.7
43.3
41.6
44.5
44.3
10.3
5.0
3.2
6.5
7.0
38.4
38.3
38.4
37.9
37.3
1Q08
2Q08
3Q08
4Q08
1Q09
Subscribers
PPV Services

➢ **Audiovisual Production**

Audiovisual production revenues increased by 13.6%, to reach €111.48 million, compared to €98.12 million in the first quarter of 2008.

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at Sogecable. It is worth pointing out the 9.7% revenue increase coming from the sale and production of programs in Plural compared to the previous year.

➢ **Add-ons revenues**

Add-ons revenues reached €13.04 million (-49.3%). The Group continued managing its **international add-on activity** in Europe and Latam through **Prisa Innova**.

OPERATING EXPENSES

Total operating expenses excluding depreciation and provisions (€723.38 million) **decreased by 8.0%** compared to the same period of the previous year. A **saving plan** is being carried out in accordance with the established objectives and lines.

The lines which registered higher savings were external services (advertising, public relations and transport).

EBITDA

The EBITDA reached €139.04 million, compared to €172.27 million obtained in the first quarter of 2008 (-19.3%).

EBITDA (€ Million)


Sogecable: 65.59
Digital+: 80.29
Cuatro: -14.70
Media Capital: 5.85
Latam: 57.40
Spain & Portugal*: -9.56
Radio in Spain: 15.78
Int. Radio: -0.26
Music: 0.45
El País: 5.69
AS: 0.81
Cinco Días: -0.26
Others: -0.53
GDM: -0.05
Distribution: 0.48
Others**: -2.09
139.04
71.61
47.83
15.97
5.71
-0.41
-1.67
TOTAL
Audiovisual
Education
Radio
Press
Digital
Others

* Spain and Portugal contributed with a negative EBITDA due to the seasonality of the business. The main campaigns in these countries take place during the third and fourth quarters of the year.
** "Others" include mainly the activities from Prisa Innova, Real Estate and Headquarters.

The EBITDA margin reached 16.1%, compared to 18.0% in the first quarter of last year. This evolution is explained by the decrease in the advertising revenues.

It is worth highlighting the 14.7% EBITDA increase in the Education business to reach € 47.83 million, both in Latam (+6.3%) and in Spain (+22.3%). The Education business EBITDA margin increased in almost two basic points to reach 30.3%.

The **operating profit (EBIT)** reached €83.05 million (€116.25 million in the first quarter of 2008). The EBIT margin of the Group was 9.6%, compared to 12.1% in the first quarter of the last year. The **Editorial** business increased its EBIT by 17.9% to reach €37.98 million.

The **net financial result** was a €63.94 million loss, compared to a loss of €54.98 million registered in the first quarter of 2008.

Debt financial expenses (€53.93 million) increased by €6.14 million as the decrease of the average interest rate was offset by the higher financial expenses registered in the first quarter of 2009 as a result of the higher level of debt incurred to finance the bid for the whole share capital of Sogecable.

The change in the **result attributable to minority interests** is mainly due to the increase in the stake in Sogecable as of June 2008 up to 100%.

BALANCE SHEET

€ Million	ASSETS 03/31/2009	12/31/2008
FIXED ASSETS	**6,507.99**	**6,512.27**
Property, plan and equipment	379.67	397.93
Goodwill	4,316.62	4,302.74
Intangible assets	395.79	400.08
Long term financial investments	94.75	93.34
Investment in associates	13.51	12.94
Deferred tax assets	1,301.21	1,298.47
Other non current assets	6.46	6.76
CURRENT ASSETS	**1,653.59**	**1,594.30**
Inventories	306.81	306.08
Accounts receivable	1,299.76	1,237.95
Short term financial investments	4.01	0.84
Cash & cash equivalents	43.01	49.43
ASSETS HELD FOR SALE	**6.28**	**0.52**
TOTAL ASSETS	**8,167.85**	**8,107.09**

€ Million	LIABILITIES 03/31/2009	12/31/2008
SHAREHOLDERS EQUITY	**1,285.48**	**1,258.24**
Issued capital	21.91	21.91
Reserves	1,150.79	1,052.06
Income attributable to the parent company	2.93	83.00
Minority interest	109.86	101.27
NON CURRENT LIABILITIES	**2,769.94**	**2,751.37**
Long term financial debt	2,361.06	2,348.08
Other long term financial liabilities	237.42	232.56
Deferred tax liabilities	78.36	79.28
Provisions	77.34	74.81
Other non current liabilities	15.76	16.64
CURRENT LIABILITIES	**4,106.03**	**4,097.48**
Short term financial debt	2,523.58	2,532.09
Other short term financial liabilities	9.12	21.67
Trade accounts payable	1,264.78	1,257.94
Other short term liabilities	282.62	259.21
Accrual accounts	25.93	26.56
LIABILITIES HELD FOR SALE	**6.40**	**0.00**
TOTAL LIABILITIES	**8,167.85**	**8,107.09**

INVESTMENTS

Total investments reached €30.46 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**0.77**	**---**	**0.77**
El País	0.48	---	0.48
AS	0.00	---	0.00
Cinco Días	0.01	---	0.01
Magazines	0.00	---	0.00
International Press	0.07	---	0.07
Others	0.21	---	0.21
Radio	**2.15**	**---**	**2.15**
Radio in Spain	1.78	---	1.78
International Radio	0.34	---	0.34
Music	0.03	---	0.03
Education- Publishing	**12.47**	**---**	**12.47**
Audiovisual	**13.97**	**---**	**13.97**
Sogecable	11.29	---	11.29
Media Capital	2.67	---	2.67
Digital	**0.28**	**---**	**0.28**
Others	**0.64**	**0.18**	**0.82**
Prisa	0.48	0.18	0.66
Others	0.16	---	0.16
Total	30.28	0.18	30.46

It is worth highlighting the €10.90 million decrease in the Capex compared to the first quarter of 2008 (-26.5%).

NET FINANCIAL POSITION

Net financial position as of March 31st 2009, including Sogecable's subordinated debt, reached €5,053.57 million compared to €5,044.10 million as of December, 2008.

	€ Million	
NET DEBT	03/31/2009	12/31/2008
Prisa (includes Media Capital)	4,017.66	4,008.06
Sogecable	819.96	821.84
Net financial debt	4,837.61	4,829.90
Sogecable- subordinated debt	215.96	214.20
Total net debt	5,053.57	5,044.10

CASH FLOW STATEMENT

€ Million	03/31/2009	03/31/2008
EBITDA	**139.04**	**172.27**
Change in working capital	(39.52)	(32.28)
Capex	(30.28)	(41.18)
Operating cashflow	**69.24**	**98.81**
Financial investments	(0.18)	(125.54)
Interests paid	(56.04)	(46.74)
Dividends paid	(0.40)	(39.64)
Taxes paid	(3.14)	(5.41)
Other	(18.96)	(25.87)
NET DEBT CHANGE	9.47	144.38

It is worth highlighting the **lower level of investment in Capex**, in accordance with the saving plan which is being implemented by the Group.

APPENDIXES

Appendix I: GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area (the latter operates across all other areas):

% revenue contribution	12%	9%	18%	59%
	Press	**Radio**	**Education**	**Audiovisual**
	• El País • As • Cinco Días • Magazines • International Press	• Radio in Spain • International Radio • Gran Vía Musical	• Education (Spain, Portugal, Latam and USA) • General Editions • Training	• Sogecable • Media Capital (*) • Audiovisual Production

1% — **Digital/Internet**

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Prisa Innova, Real Estate, Head Quarters and Printing (Dédalo).

In 2008, Prisa ceased its activity in Localia TV. Localia TV operating results were previously registered in the audiovisual segment.

(*) Although Media Capital includes other activities, it is integrated in the audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and audiovisual production. In 2008, Media Capital consolidated all the audiovisual production of the Group and transferred its magazine activity to the Press business unit.

Appendix II.I.

OPERATING REVENUES	JANUARY - MARCH		
€ Million	2009	2008	% Chg.
Press	**104.60**	**136.58**	**(23.4%)**
El Pais	70.97	101.22	(29.9%)
AS	17.22	20.29	(15.1%)
Cinco Días	4.26	4.88	(12.7%)
Dominical	0.56	1.43	(60.7%)
Magazines*	8.92	7.14	24.9%
International Press	2.70	1.90	42.1%
Consolidation Adjustments	(0.03)	(0.28)	88.7%
Radio	**80.88**	**95.31**	**(15.1%)**
Radio in Spain	59.31	75.04	(21.0%)
International Radio	17.30	19.17	(9.7%)
Music	5.29	1.28	---
Consolidation Adjustments	(1.03)	(0.18)	---
Education - Publishing	**157.99**	**145.67**	**8.5%**
Spain & Portugal	23.77	19.42	22.5%
Latam & USA	134.22	126.26	6.3%
Audiovisual	**510.69**	**574.29**	**(11.1%)**
Sogecable	456.74	507.53	(10.0%)
Digital +	391.07	433.43	(9.8%)
Subscribers	275.36	311.57	(11.6%)
Advertising	3.85	7.43	(48.2%)
Others	111.86	114.43	(2.2%)
Cuatro	65.67	74.10	(11.4%)
Media Capital**	58.49	65.56	(10.8%)
Local TV	---	6.58	---
Consolidation Adjustments	(4.54)	(5.39)	15.7%
Digital	**6.16**	**7.89**	**(21.9%)**
Other Revenues	**27.76**	**33.78**	**(17.8%)**
Distribution	10.23	10.17	0.6%
GDM	2.81	6.08	(53.7%)
Others***	14.73	17.53	(16.0%)
Consolidation adjustments	**(25.65)**	**(35.13)**	**27.0%**
TOTAL	**862.42**	**958.37**	**(10.0%)**

* Magazines includes the Portuguese magazine activity since August, 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Media Capital includes Plural figures. 2008 figures as of March also include Plural in order to make figures comparable.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES € Million	JANUARY - MARCH 2009	2008	% Chg.
Press	**102.30**	**114.50**	**(10.7%)**
El Pais	68.16	81.65	(16.5%)
AS	16.51	17.88	(7.7%)
Cinco Dias	4.56	4.96	(8.1%)
Dominical	0.56	1.15	(51.3%)
Magazines*	9.38	7.05	33.0%
International Press	2.32	1.71	35.9%
Consolidation adjustments	0.81	0.10	---
Radio	**68.76**	**77.80**	**(11.6%)**
Radio in Spain	45.94	55.24	(16.8%)
International Radio	18.96	21.25	(10.8%)
Music	4.88	1.49	---
Consolidation adjustments	(1.03)	(0.18)	---
Education - Publishing	**120.02**	**113.45**	**5.8%**
Spain & Portugal	36.33	35.03	3.7%
Latam & USA	83.69	78.42	6.7%
Audiovisual	**474.96**	**527.71**	**(10.0%)**
Sogecable	423.97	462.74	(8.4%)
Digital+	342.86	376.95	(9.0%)
Cuatro	81.11	85.79	(5.5%)
Media Capital**	55.71	59.18	(5.9%)
Local TV	---	11.18	---
Consolidation adjustments	(4.72)	(5.39)	12.5%
Digital	**7.20**	**9.38**	**(23.3%)**
Other Expenses	**31.34**	**32.38**	**(3.2%)**
Distribution	9.93	9.87	0.6%
GDM	2.96	4.91	(39.7%)
Others***	18.44	17.60	4.8%
Consolidation adjustments	**(25.19)**	**(33.10)**	**23.9%**
TOTAL	779.37	842.13	(7.5%)

* Magazines includes the Portuguese magazine activity since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Media Capital includes Plural figures. 2008 figures as of March also include Plural in order to make figures comparable.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix II.III.

EBIT € Million	JANUARY - MARCH 2009	2008	% Chg.
Press	**2.30**	**22.07**	**(89.6%)**
% margin	**2.2%**	**16.2%**	
El Pais	2.81	19.56	(85.6%)
% margin	4.0%	19.3%	
AS	0.71	2.41	(70.3%)
% margin	4.1%	11.9%	
Cinco Dias	(0.30)	(0.08)	---
% margin	(7.1%)	(1.6%)	
Dominical	0.00	0.28	(99.5%)
% margin	0.2%	19.5%	
Magazines*	(0.46)	0.09	---
% margin	(5.2%)	1.2%	
International Press	0.38	0.19	96.7%
% margin	14.0%	10.1%	
Radio	**12.12**	**17.50**	**(30.8%)**
% margin	**15.0%**	**18.4%**	
Radio in Spain	13.37	19.80	(32.5%)
% margin	22.5%	26.4%	
International Radio	(1.66)	(2.09)	20.6%
% margin	(9.6%)	(10.9%)	
Music	0.41	(0.21)	---
% margin	7.7%	(16.5%)	
Education - Publishing	**37.98**	**32.22**	**17.9%**
% margin	**24.0%**	**22.1%**	
Spain&Portugal	(12.56)	(15.61)	19.6%
% margin	(52.8%)	(80.4%)	
Latam&USA	50.53	47.83	5.6%
% margin	37.6%	37.9%	
Audiovisual	**35.73**	**46.58**	(23.3%)
% margin	**7.0%**	**8.1%**	
Sogecable	32.77	44.79	(26.8%)
% margin	7.2%	8.8%	
Digital+	48.21	56.48	(14.6%)
% margin	12.3%	13.0%	
Cuatro	(15.44)	(11.69)	(32.0%)
% margin	(23.5%)	(15.8%)	
Media Capital**	2.78	6.38	(56.4%)
% margin	4.8%	9.7%	
Local TV	---	(4.59)	---
% margin	---	(69.8%)	
Digital	**(1.04)**	**(1.49)**	**30.2%**
% margin	**(17.0%)**	**(19.0%)**	
Others	**(4.04)**	**(0.64)**	---
Distribution	0.30	0.30	(0.1%)
% margin	2.9%	2.9%	
GDM	(0.15)	1.17	(112.8%)
% margin	(5.3%)	19.2%	
Others***	(4.18)	(2.10)	(98.8%)
TOTAL	83.05	116.25	(28.6%)
% margin	9.6%	12.1%	

* Magazines includes the Portuguese magazine activity since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Media Capital includes Plural figures. 2008 figures as of March also include Plural in order to make figures comparable.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix II.IV.

EBITDA € Million	JANUARY - MARCH 2009	2008	% Chg.
Press	**5.71**	**25.55**	**(77.7%)**
% margin	**5.5%**	**18.7%**	
El Pais	5.69	22.60	(74.8%)
% margin	8.0%	22.3%	
AS	0.81	2.52	(67.8%)
% margin	4.7%	12.4%	
Cinco Dias	(0.26)	(0.04)	---
% margin	(6.1%)	(0.8%)	
Dominical	0.00	0.28	(98.9%)
% margin	0.5%	19.8%	
Magazines*	(0.34)	0.15	---
% margin	(3.8%)	2.1%	
International Press	0.55	0.38	46.0%
% margin	20.5%	20.0%	
Radio	**15.97**	**21.29**	**(25.0%)**
% margin	**19.7%**	**22.3%**	
Radio in Spain	15.78	22.13	(28.7%)
% margin	26.6%	29.5%	
International Radio	(0.26)	(0.67)	60.8%
% margin	(1.5%)	(3.5%)	
Music	0.45	(0.16)	---
% margin	8.5%	(12.8%)	
Education - Publishing	**47.83**	**41.70**	**14.7%**
% margin	**30.3%**	**28.6%**	
Spain&Portugal	(9.56)	(12.32)	22.3%
% margin	(40.2%)	(63.4%)	
Latam&USA	57.40	54.02	6.3%
% margin	42.8%	42.8%	
Audiovisual	**71.61**	**84.21**	**(15.0%)**
% margin	**14.0%**	**14.7%**	
Sogecable**	65.59	77.81	(15.7%)
% margin	14.4%	15.3%	
Digital+	80.29	88.58	(9.4%)
% margin	20.5%	20.4%	
Cuatro	(14.70)	(10.77)	(36.5%)
% margin	(22.4%)	(14.5%)	
Media Capital***	5.85	10.42	(43.8%)
% margin	10.0%	15.9%	
Local TV	---	(4.01)	---
% margin	---	(60.9%)	
Digital	**(0.41)**	**(0.79)**	**48.0%**
% margin	**(6.6%)**	**(10.0%)**	
Others	**(1.67)**	**0.31**	---
Distribution	0.48	0.46	3.6%
% margin	4.7%	4.6%	
GDM	(0.05)	1.27	(104.3%)
% margin	(1.9%)	20.9%	
Others****	(2.09)	(1.43)	(46.9%)
TOTAL	139.04	172.27	(19.3%)
% margin	16.1%	18.0%	

* Magazines includes the Portuguese magazine activity since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Variation in operating allowances are not included as an expense in the EBITDA in order to adapt its figures to the Group's policies. 2008 figures as of March, have been reclasified to make figures comparable.

*** Media Capital includes Plural figures. 2008 figures as of March also include Plural in order to make figures comparable.

**** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix III.

CUATRO AUDIENCE SHARE

In the first quarter of 2009, Cuatro has continued to increase its audience share with an average daily share of 8.8% (8.4% as of December, 2008 and 8.6% average daily share during January- December 2008). Cuatro ended the best month of March in its history, with a 24 hours average share of 9.0%.

The audience share figures evolution in the first quarter of 2009, as well as in the previous year is the following:


24 hours
Prime time
15.0%
8.5%
8.7%
8.5%
8.8%
8.4%
10.0%
7.9%
8.5%
8.4%
7.9%
8.9%
8.7%
8.7%
9.5%
9.7%
8.3%
8.6%
8.7%
9.1%
7.8%
8.0%
7.6%
7.7%
7.5%
8.2%
8.4%
8.5%
9.0%
9.0%
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
2008
2009

Source: TNS Sofres

Cuatro also strengthened its position in the most attractive time-frames to reach 12.0% and 13.7% of audience in the commercial and core commercial target, respectively, compared to 10.7% and 11.9% respectively in March 2008:

Evolución de las audiencias comerciales


March 2008
8.7%
8.5%
10.7%
11.9%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core commercial target


March 2009
9.0%
9.7%
12.0%
13.7%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core commercial target

Source: TNS Sofres

Target commercial: Individuals 16-54, all classes ex-lowest, living in towns over 10k.

Core commercial target: Individuals 16-44, all classes ex-lowest, living in towns over 50k.

Appendix IV.

TVI AUDIENCE SHARE FIGURES (Portugal)

TVI, the leading free to air channel in Portugal maintained its leadership both in 24-hours and prime time.


47.4%
42.3%
44.0%
44.3%
43.7%
40.3%
38.1%
41.2%
39.5%
41.5%
38.7%
38.5%
38.3%
39.8%
38.7%
37.9%
36.0%
35.7%
37.2%
38.3%
36.9%
35.9%
34.7%
34.2%
35.9%
34.8%
34.6%
34.6%
34.1%
33.8%
24 hours
Prime time
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
2008
2009

Source: *Marktest*

Financials breakdown by business unit:

The following issues should be taken into account when comparing the first quarter of 2009 and 2008:

a) Press

Since August 1st 2008, the magazine area includes Media Capital magazine activity, formerly included in the audiovisual area.

b) Audiovisual

In 2009, variations in operating allowances in Sogecable are not included as an expense in its EBITDA in order to adapt its figures to the Group´s accounting policies. 2008 figures as of March have been reclassified to make figures comparable.

In May 2008 Media Capital integrated all the audiovisual production of the Group. Media Capital 2008 figures as of March include Plural to make figures comparable.

Localia TV, which was classified as a **discontinued activity** in 2008, has not contributed to the results of the Group in the first quarter of 2009. In the first quarter of 2008, revenues and expenses of the activities were included in the Group´s operating profit.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.com

ITEM 2

April 30, 2009

DISCLOSURE OF RELEVANT INFORMATION TO THE NATIONAL SECURITIES MARKET COMMISSION

Today Promotora de Informaciones S.A. (PRISA) filed its Annual Financial Statement for 2008 with the National Securities Market Commission (CNMV).

PRISA likewise filed with the CNMV its financial report for the first quarter 2009.

In response to the petition received today concerning the current status of the bridge loan that PRISA received from several financial institutions, which was announced on July 18, 2008 (Announcement of Relevant Information No. 95861), this is to announce that today (April 30) PRISA signed with those financial institutions an extension of the loan until May 14. As previously indicated on March 10, 2009, during this term and in agreement with the banks, an extension of the bridge loan until March 31, 2010 will be formalized.

The company will inform the Commission of any relevant decisions taken during this financial restructuring process.

ITEM 3

Madrid, April 30, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

Pursuant to Article 116 bis of the Securities Market Law, PROMOTORA DE INFORMACIONES, S.A. hereby announces additional information that has been included in the company's Management Report accompanying its Annual Accounts.

ADDITIONAL INFORMATION RELEASED PURSUANT TO ARTICLE 116 bis OF THE SECURITIES MARKET LAW

Pursuant to Article 116 of the Securities Market Law, the Board of Directors of Prisa announces the following information, which has been included in the company's Management Report accompanying its Annual Accounts.

a) Capital structure, including securities that are not traded on any regulated EU market, indicating, if applicable, different classes of shares, and for each class the rights and obligations to which holders are entitled and the percent of share capital that they represent.

Prisa's share capital is 21,913,550 €, represented in 219,135,500 ordinary shares having a value of 0.10 € each.

b) Restrictions on the Transferability of Securities

There are no restrictions on the transferability of securities.

c) Significant direct or indirect interests

Rucandio, S.A. has a significant indirect interest in Prisa comprising 150,200,832 shares, representing 68.542% of the subscribed voting stock.

Rucandio, S.A.'s indirect interest is a result, among others, of the following direct interests:

- Promotora de Publicaciones, S.L., holder of 86,076,108 shares representing 39,280% of the subscribed voting stock.
- Asgard Inversiones, S.L.U, holder of 35,487,164 shares representing 16.194% of the subscribed voting stock.
- Sabara Investment, S.L., holder of 20,709,420 shares representing 9.451% of the subscribed voting stock.

d) Restrictions on voting rights.

There are no restrictions on voting rights.

e) Shareholder agreements.

Prisa is aware of shareholder agreements affecting Prisa in Rucandio, S.A. and in Promotora de Publicaciones, S.A.:

- *Shareholder Agreement in Rucandio, S.A. (December 23, 2003)*

Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno --deceased- (whose children have succeeded to her position in this agreement), Mr. Manuel Polanco Moreno, Ms. Mª Jesús Polanco Moreno and their now deceased father Mr. Jesús de Polanco Gutiérrez and mother Ms. Isabel Moreno Puncel (hereinafter, the "Polanco Family") signed a Family Protocol, to which a Shareholder Syndicate Agreement

was annexed concerning shares in Rucandio, S.A. and whose object is to preclude the entry of third parties outside of the Polanco Family in Rucandio, S.A. in the following terms:

(i) The syndicated shareholders and directors must meet prior to any shareholder or board meeting to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by the syndicated shareholders;

(ii) If an express agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and, in consequence, each syndicated shareholder may freely cast his vote;

(iii) Members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate.; and

(iv) Members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio, S.A until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, requiring in any case the consensus of all shareholders for any type of transfer to a third party. An exception to the aforementioned term can be made upon the unanimous agreement of the shareholders. This limitation likewise applied specifically to the shares that Rucandio, S.A. holds directly or indirectly in Promotora de Informaciones, S.A.

- *Shareholder Agreement in Promotora de Publicaciones, S.L. (May 21, 1992)*

Timón, S.A. subscribed a shareholder agreement with certain Prisa shareholders to govern the contribution of its shares to Promotora de Publicaciones, S.L. and its participation therein. The covenants set forth in the agreement are essentially as follows:

(i) Each majority shareholder will have at least one representative on Prisa's Board of Directors and, to the extent possible, the governing body of Promotora de Publicaciones, S.A. will have the same composition as Prisa's;

(ii) At Prisa shareholder meetings Promotora de Publicaciones, S.L. shares will be voted as determined by the Majority Shareholders, and members of Promotora de Publicaciones, S.L. who are members of Prisa's Board of Directors will vote together, following instructions from the Majority Shareholders; and

(iii) In the event that Timón, S.A. sells its interest in Promotora de Publicaciones, S.L., the remaining majority shareholders shall have the right to sell their interests in Promotora de Publicaciones, S.L. in the same conditions to the same purchasers.

f) Rules applicable to the appointment and replacement of members of the board and to amendments of the company bylaws.

Members of the board of directors are designated by shareholders at the shareholders meeting or, provisionally, by the Board of Directors in accordance with the provisions contained in the Corporations Law and Company Bylaws.

Proposals for the appointment of directors must be accompanied by a prior mandatory opinion issued by the Corporate Governance, Appointments and Remuneration Committee, which is not binding. In the case of independent directors, proposals must originate with the Corporate Governance, Appointments and Remuneration Committee.

Within the scope of their respective powers, the Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall endeavor to ensure that those elected as External Directors are persons of acknowledged competence and experience.

Directors are appointed for five-year terms and may be reappointed. Proposals for reappointment must conform to a formal procedure, which shall include a mandatory opinion issued by the Corporate Governance, Appointments and Remuneration Committee evaluating the proposed director's diligence and dedication to the post during the preceding term.

Directors are required to tender their resignations to the Board of Directors and formally resign if the Board deems it warranted (i) when they incur in any of the legally-established grounds for disqualification or prohibitions, (ii) when based on a criminal offense a final indictment has been issued against them in ordinary felony proceedings or a verdict of guilty has been rendered against them in abbreviated criminal proceedings, (iii) when they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as directors, (iv) when the reasons for which they were appointed cease to exist and, in particular, when an independent director or an owner-director loses his status as such (v) when in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

g) Powers of board members and, in particular, powers to issue or repurchase shares.

All powers granted the Board of Directors in the company bylaws have been delegated jointly and severally to Messrs. Ignacio Polanco Moreno and Juan Luis Cebrián Echarri, except those which by law cannot be delegated.

Likewise, Mr. Javier Díez de Polanco has been authorized to exercise certain powers.

The powers to develop and implement programs to issue and repurchase shares are granted to the Board of Directors within the framework of share issue and repurchase plans agreed at Shareholder Meetings, the following being presently in effect:

- A resolution to implement a buyback of Prisa shares, passed at the Shareholders Meeting of March 13, 2008 and in effect until September 13, 2009.
- A resolution to implement a compensation plan providing stock options for executive directors and managers of the company, authorizing and delegating powers to the Board of Directors with respect to this matter, including powers to increase share capital, with the power to exclude preemptive subscription rights, passed at the Shareholders Meeting of March 13, 2008. The options will afford them the right to acquire a like number of shares in the company in the period between 12 and 24 months after delivery of the options (that took place on December, 2008).
- A resolution of delegating powers to the Board of Directors to implement a capital increase with the exclusion of preemptive subscription rights, passed at the Shareholders Meeting of December 5, 2008, and in force until December 2013.
- A resolution of delegating powers to the Board of Directors to issue fixed-income securities, either regular, convertible into newly-issued shares and/or exchangeable for outstanding stock in Prisa or other companies, warrants (options to subscribe new shares or to acquire outstanding stock in Prisa or other companies), promissory notes and preference share, including powers to increase capital as required in order to cover conversion of the bonds or exercise of the warrants, as well as the power to exclude the preferential subscription rights of shareholders and holders of convertible bonds or warrants with respect to newly-issued shares, passed at the Shareholders Meeting of December 5, 2008, and in force until December 2013.

h) Significant agreements entered into by the company that will effect, be amended or be concluded in the event of a change in control of the company as a result of a takeover bid, and their effects, unless disclosure thereof would seriously injure the company. This exception shall not be applied when the company is legally obliged to disclose this information.

- Prisa stock option plan (December, 2008).
  - Plan participants may exercise their options early within 30 days after the publication of the results of a public bid to acquire Prisa stock.

- Shareholder agreement between Prisa and Grupo Godó de Comunicación, S.A. (June, 2006).
  - Grupo Godó de Comunicación would have a put option with respect to its total interests in Unión Radio, to be exercised within the following three months.

- Syndicated finance agreements between Prisa, HSBC Plc. Sucursal en España (syndicated finance agent) and other financial institutions (May, 2006, with a novation in June, 2007).
  - The finance agreements include grounds for early repayment, including any change in the control of Prisa, which would trigger the right to demand early repayment and the cancellation of lines of credit or part thereof, subject to the customary conditions affecting this type of loans.

- Finance agreements between Prisa and HSBC Plc. Sucursal en España (December, 2007, with novations in February, May, June, July and November 2008).
    - The finance agreements include grounds for early repayment, including any change in the control of Prisa, which would trigger the right to demand early repayment and the cancellation of lines of credit or part thereof, subject to the customary conditions affecting this type of loans.

i) Agreements between the company and its directors, managers or employees that provide compensation in the event of their resignation or wrongful dismissal, or in the event their employment is terminated as the result of a takeover bid.

Within the management team there are nine members (two executive directors and seven senior managers) whose contracts include a special clause which generally provides for compensation for wrongful dismissal in amounts ranging between one and two times their total annual salaries (fixed salary + last bonus received).

Shareholders have been informed of these contracts at shareholder meetings.

ITEM 4

May 14, 2009

DISCLOSURE OF INFORMATION
TO THE NATIONAL SECURITIES MARKET COMMISSION

Prisa has reached an agreement with the banks that are financing its bridge loan (HSBC, La Caixa, BNP, Banesto, Caja Madrid and Natixis) to extend the loan until March 31, 2010. The agreement with the banks will enable the Group to develop a stable medium and long term financial structure in line with its strategic plan.

The agreement reflects the banks' support and confidence in the Group and its diversified business portfolio, capable of generating solid revenue despite the present economic situation.

During this period and with the support of all of its financial entities, PRISA will implement a business and financial plan that will reinforce its financial and capital structure, and will position its businesses to take advantage of the Group's opportunities both locally and abroad.

In summary, with this agreement PRISA will obtain the capacity to implement a plan that will enable it to meet all of its financial obligations, in addition to promoting the future development of its activities within the framework of present market conditions.

ITEM 5

RECEIVED

2009 JUL 28 A 4: 48

Madrid, May 14, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to hold the Annual Shareholders Meeting in Madrid, with its initial quorum call on July 18, 2009.

The agenda is as follows:

1.- Review and, if warranted, approval of the Annual Accounts (balance sheet, profit and loss account, statement of changes in equity, cash flow statement and annual report) and the Management Report for both the company and its consolidated group for the 2008 financial year, and a proposal regarding the distribution of profits.

2.- Approval of the Board of Directors' management of the company during the 2008 financial year.

3.- Adoption of the resolutions warranted with regard to the auditors of the accounts of the company and its consolidated group for the 2008 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

4.- Appointment of directors.

5.- Amendment of Article 19 (Compensation of Directors) of the company bylaws.

6.- Compensation for the Board of Directors.

7.- Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements. Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 13, 2008.

8.- Delegation of powers.

9.- Information provided shareholders at the Annual Meeting concerning amendments to the Board of Directors Regulation.

The Board of Directors has likewise decided to delegate joint and several powers to the Chairman of the Board of Directors and the Chief Executive Officer to add other items to the agenda, as well as to delete or amend any of the items approved by the Board of Directors, also agreeing that a notary public shall be present to take the minutes at the Shareholders Meeting pursuant to the provisions of Article 114 of the Corporations Law.

We are attaching the announcement to be made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of Articles 144 and 212 of the Corporations Law, Article 117 of the Securities Market Law and Article 6 of the Shareholders Meeting Regulation, shareholders may examine at the company's offices (Gran Vía, 32, Madrid), consult on the Company's webpage (www.prisa.es) or ask that copies be delivered or sent to them free of charge (ia@prisa.es, or telephone nos. 91-330 1022 and 91 330 1174):

- Full text of the Company and its Consolidated Group's Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Management Report for the 2008 fiscal year, together with their respective audit reports (Item 1 on the Agenda) This text was filed with the National Securities Market Commission on April 30.

- Full text of the proposed resolutions on the agenda that the Board of Directors will submit to the shareholders at the annual meeting and the Board's reports concerning amendments to the Board of Directors Regulation.

- Board of Directors' report on the proposal to amend the company bylaws (item five on the agenda).

- Forms and conditions for exercising the right to information, granting proxy and distance voting.

We likewise announce that shareholders may consult the following documents at the company's offices and on the company webpage:

- 2008 Annual Report on Corporate Governance, which was filed with the National Securities Market Commission on April 30.

- 2008 Annual Audit Report prepared by the Audit Committee, which was placed on file at the National Securities Market Commission register today.

- 2008 Annual report on compliance with the company's internal code of conduct, prepared by the Corporate Governance, Appointments and Remuneration Committee, which is also attached.

- Report prepared by the Board of Directors in compliance with the provisions of Article 116.bis of the Securities Market Law, which the company forwarded to the National Securities Market Commission on April 30.

ITEM 6

Madrid, May 22, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has passed the following resolutions:

1.- Revision of the individual and consolidated group accounts and the respective management reports for 2008. Those accounts were initially prepared on March 31, 2009 and disclosed to the Commission on April 30th. The revised accounts, together with their respective audit reports were placed on file today at the Commission's register and are available to shareholders at the company's offices and on its webpage (www.prisa.com).

The audit report for the revised accounts eliminates the doubts expressed in the report issued on April 30th, given that on May 13, 2009 Prisa and its financing banks signed an extension of its bridge loan until March 31, 2010 (see Announcement of Relevant Information No. 108357).

2.- Amendment of the proposed resolution submitted to shareholders concerning item six on the agenda ("Board of Directors Compensation") of the Annual Shareholders Meeting to be held on June 18th.

The Board of Directors has agreed to amend the proposed resolution, decreasing by 10% the aggregate compensation for the Board of Directors proposed for 2009, which is now 1,247,400 euros.

The maximum aggregate compensation initially envisioned for 2009 was 1,386,000 euros, i.e., the same amount that the Board of Directors received from profits for the fiscal year 2007. In view of the current economic crisis and the Group's austerity policy and efforts to limit expenditures, the Board has agreed to propose a 10% cut in its compensation for 2009.

This reduction is in addition to the fact that the Board of Directors will not receive any compensation from 2008 profits.

As a supplement to the announcement of relevant information issued May 14, 2009 (no. 108358) concerning the documents made available to shareholders with the notice of the Annual Shareholders Meeting, we are attaching the revised text of the proposed resolution appearing as item six on the agenda (*"Board of Directors Compensation"*), which shareholders may also obtain at the company's offices or on the company webpage.

ITEM 7

RECEIVED
2009 JUL 28 A 4:48

ANNOUNCEMENT OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) hereby announces the following relevant information pursuant to the provisions of Article 82 of the Securities Market Act.

Today, Sogecable, S.A.U., a wholly-owned subsidiary of PRISA, and its subsidiaries Canal Satélite Digital, S.L. (CSD) and DTS, Distribuidora de Televisión Digital, S.A. (DTS), companies that operate the satellite television platform marketed under the Digital+ trademark, have reached an agreement with Mediaproducción, S.L. (Mediapro) to purchase the audiovisual rights to broadcast First and Second Division Spanish Football League and the King's Cup for the 2009/2010 through the 2011/2012 seasons.

By virtue of this agreement, Digital+ subscribers will enjoy all rights to League and Cup games for the next three seasons, including the exclusive broadcast of one of the day's games Canal+ on Sunday nights. The agreement includes the open broadcast of a single game of the day (the Canal+ exclusive previously mentioned) and the pay TV broadcast of the remaining matches: at least two additional matches on pay TV channels and the rest of the games, probably through pay-per-view. All of these may be accessed by Digital+ subscribers.

Commencing next season, the above ensures Digital+'s football broadcasts, independently of the outcome of other judicial disputes involving the parties (which they have likewise shown an interest in resolving).

Madrid, June 4, 2009

ITEM 8

ANNOUNCEMENT OF RELEVANT INFORMATION

Prisa and Imagina have agreed to establish a one-month term in which to enter into a consolidation agreement with the objective of merging their respective audiovisual operations into a newly-created company in which they will share stockholders. Prisa and Imagina have agreed to create a parity negotiations committee, which during that month will work on a negotiations model for the future group, its governing bodies, and formulas for implementing their respective contributions.

Madrid, June 4, 2009

ITEM 9

ANNOUNCEMENT OF RELEVANT INFORMATION

Further to the information disclosed on June 4 (Register no. 109465) and pursuant to the provisions of Article 82 of the Securities Market Law, Promotora de Informaciones, S.A. (PRISA) hereby announces the following relevant information:

PRISA and IMAGINA have decided to continue to negotiate the conditions of a possible merger announced on June 4 and, in that regard, they have agreed to extend the term for negotiations until July 24.

ITEM 10

Madrid, June 18, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce the resolutions adopted today by the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. at its meeting held prior to the company's annual shareholders meeting:

1) The Board of Directors resolved to amend its working Regulation. In addition to other minor amendments, the Board set a maximum age limit for board members (75), while creating the post of "Honorary Director".

   A copy of the revised text of the Board of Directors Regulation is attached, and will likewise be made available to shareholders on the company's webpage (www.prisa.com).

2) In view of these amendments to the Regulation, Messrs. Juan Salvat Dalmau and Jesús de la Serna y Gutierrez-Répide, both of whom are over 75, tendered their resignations as board members. The Board accepted their resignations and unanimously expressed its appreciation for the significant services that they have rendered the Company in their posts as directors.

3) The Board also approved the proposed resolutions to be submitted for approval at the annual shareholders meeting (which are attached hereto) concerning items three and four on the meeting agenda ("*Adoption of the pertinent resolutions concerning the auditors of the company and consolidated group accounts for 2009, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law*" and "*Appointment of Directors*").

4) Finally, in compliance with Article 115 of law 24/1988 of July 28 on the Securities Market, the Board resolved to supplement the report made available to shareholders concerning item nine on the agenda of the annual shareholders meeting, announcing new amendments to the Board of Directors Regulation. The complete text of that report is attached.

PROMOTORA DE INFORMACIONES, S.A.

Board of Directors Regulation, approved on June 21, 2001, amended on July 17, 2003, March 18, 2004, January 18, 2007, October 18, 2007, December 5, 2008 and June 18, 2009.

BOARD OF DIRECTORS REGULATION OF PROMOTORA DE INFORMACIONES, S.A.

Chapter I.- PRELIMINARY

Article 1.- Purpose.

1.- The object of this Regulation is to set forth the working principles of the Board of Directors of Promotora de Informaciones, S.A., the basic rules for its organization and functioning, and the rules of conduct of its members.

2.- The rules of conduct established in this Regulation for directors shall, if compatible, likewise apply to the senior management of the Company who attend the meetings of the Board of Directors.

Article 2.- Interpretation.

This Regulation shall be interpreted in accordance with legal provisions and the rules set forth in the bylaws, and are founded on the spirit and purpose thereof, with the Board of Directors having the power to resolve any conflict that may arise with regard to its application.

Article 3.- Amendment.

1.- This Regulation may only be amended at the request of the Chairman or one third of the directors serving on the Board, who must accompany their request with a report justifying their proposal.

2.- The Corporate Governance, Appointments and Remuneration Committee shall issue an opinion concerning the proposed amendment.

3.- The text of the amendment, the authors' report justifying the proposal and the opinion of the Corporate Governance, Appointments and Remuneration Committee shall be attached to the call for the meeting of the Board at which this matter is to be discussed.

4.- In order to be valid, an amendment of the Regulation shall require a resolution adopted by an absolute majority of the members of the Board.

Article 4.- Publication.

1.- Directors and senior management have the obligation to be informed of, and to comply and to compel compliance with this Regulation. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same.

2.- The Board of Directors shall take all necessary measures to distribute the Regulation to shareholders and to the investing public in general.

Chapter II.- MISSION OF THE BOARD

Article 5.- Functions.

1.- Except for matters reserved for shareholders meetings, the Board of Directors is the highest decision-making body of the Company.

2.- Board policy is to delegate the day-to-day management of the Company to the Chief Executive Officer assisted by the management team, while focusing its activity on general supervisory tasks. Powers reserved to the Board by law or in the bylaws cannot be delegated.

3.- In any event, the following must be submitted for prior approval to the Board of Directors of the Company:

a) General company policies and strategies, including:

i) The strategic or business plan, as well as annual management and budget objectives and financial projections;

ii) Investment and financing policies;

iii) Determination of group company structure and any proposed amendment of the Company's corporate purpose;

iv) Corporate governance policy;

v) Corporate social responsibility policy

vi) General remuneration policy affecting directors and senior management;

vii) Risk control and management policy, as well as periodic supervision of internal information and control systems;

viii) Determination of dividend and treasury stock policies;

b) The following decisions:

i) Financial information related to listed securities that the Company must disclose periodically

ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet.

iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies.

iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure.

v) Strategic alliances of the Company or its controlled companies.

vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens.

vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company.

viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts.

ix) Authorization of linked transactions in the terms provide for in this Regulation.

x) Periodic evaluation of the performance and composition of the Board of Directors.

4.- If urgently required, the decisions mentioned in paragraphs i), ii), iii), v), vi) and ix) of section 3.-b) above may be made by the Executive Committee. With respect to paragraph i) of section 3.-b) above concerning disclosure of financial information, intermediate first quarter and third quarter reports may be approved by either the Board of Directors or the Executive Committee. In the cases of extreme urgency mentioned in section 3.b ii) above, a decision of the Chairman may suffice in lieu of approval of the Board of Directors.

Article 6.- Objectives.

1.- The criteria that must at all times govern the activities of the Board of Directors are: compliance with the corporate purpose, defense of the long-term viability of the Company and the development of its true value, safeguarding its identity, as well as the professional principles and codes of ethics of the Group's publishing companies and communications media.

2.- Within the scope of the corporate organization, the Board shall adopt the measures necessary to ensure:

a) That company management pursues the creation of value for shareholders and has the proper incentives to do so;

b) That company management works under the effective supervision of the Board;

c) That no shareholder receives privileged treatment with respect to the others.

Article 7.- Other interests.

The creation of value in the Company in the interest of the shareholders shall necessarily be carried out by the Board of Directors, respecting the requirements imposed by law, fulfilling the explicit and implicit contracts arranged with workers, suppliers, financiers and clients in good faith and, in general, observing those ethical duties that are inherent in the responsible management of the Company.

Chapter III.- COMPOSITION OF THE BOARD

Article 8.- Qualitative Composition.

1.- In exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings concerning the composition of the Board, the Board of Directors shall ensure a majority of external or non-executive directors with respect to executive directors.

In that regard, executive directors are understood to include the Chairman, the Chief Executive Officer and other directors who, under any other title, assume managerial responsibilities within the Company or any of the subsidiary companies.

2.- As vacancies arise, the Board shall ensure that the majority group of external directors includes both those proposed by owners of significant stable shareholdings (owner-directors) and professionals of recognized prestige who have no links to the executive team or significant shareholders that would compromise their independence (independent directors).

For the purposes of the foregoing paragraph, the Board shall take into account the ownership of the Company, the importance in absolute and comparative terms of the significant shareholders' stakes, as well as the degree of permanence and the strategic association of the owners of those significant shareholdings with the Company.

If there is an external director who cannot be considered either an owner-director or an independent director, the Board of Directors shall explain that circumstance and his relationship to the Company or to its managers or shareholders.

3.-The Board of Directors shall explain the nature of each director's relationship to the Company at the Shareholders Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the Annual Report on Corporate Governance, after having been verified by the Corporate Governance, Appointments and Remuneration Committee.

4.- The provisions of this article are understood as being without prejudice to the right of representation that is legally recognized to the shareholders on a proportional basis.

Article 9.- Quantitative composition.

1.- The Board of Directors shall be made up of the number of directors determined at the annual shareholders meeting within the limits set forth in the company bylaws.

2.- At the annual meeting the Board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.

Chapter IV.- STRUCTURE OF THE BOARD OF DIRECTORS.

Article 10.- Chairman of the Board.

1.- Without prejudice to the powers set forth in the bylaws, the Chairman of the Board shall preside at the annual shareholders meetings and at meetings of the Board of Directors. His appointment entails assuming all powers that the Board can legally delegate him.

2.- The Chairman shall monitor and supervise management, the definition of company strategy and corporate governance initiatives. He shall likewise have the power to propose appointments and changes in board posts, including the office of chief executive.

Article 11.- Chief Executive Officer

1.- The Chief Executive Officer shall be the chief individual responsible for the management of the Company and shall preside at the Executive Committee. His appointment entails assuming all powers that the Board can legally delegate him. He shall be responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting and by the Board of Directors.

2.- Without prejudice to the provisions of Article 5 above, the Chief Executive Officer shall be responsible for the day-to-day management of the Company. In emergency circumstances he may adopt the measures he deems warranted in the interest of the Company. He likewise has the power to enforce Board and Executive Committee resolutions.

Article 12.- Deputy Chairman or Chairmen.

1.- The Board may appoint one or more Deputy Chairmen, who shall substitute for the Chairman in his absence and when it is impossible for him to attend to matters affecting the functioning of the Board of Directors, and they shall exercise all other powers set forth in Article 21 b) of the company bylaws.

2.- In the event there are several Deputy Chairmen, and unless there is an agreement to the contrary, the First Deputy Chairman shall preside and, in the absence of all of the Deputy Chairmen, the director who is appointed by the Board of Directors shall preside.

3. -The Deputy Chairman, or if there are more than one, the First Deputy Chairman shall be appointed Chairman by the Board of Directors in the event that the Chairman leaves office for any reason.

Article 13.- Board Secretary.

1.- The Board of Directors shall appoint a Secretary, who shall be a lawyer, and need not be a director.

2.- The Secretary shall assist the Chairman in his tasks and shall ensure the proper functioning of the Board. In that regard he shall provide the directors with all necessary advice and information, maintain company records, duly reflect the undertaking of all meetings in the minute books, and issue certificates concerning Board resolutions.

3.- In any event, the Secretary shall ensure the formal and substantive legality of the activities of the Board and that its rules of governance and procedures are enforced.

4.- The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.

5.- In the absence of the Secretary, a director appointed as such by the Board shall perform those tasks.

Article 14.- Executive Committee.

1.- The Board of Directors shall appoint an Executive Committee comprising eight board members, which shall always include the Chief Executive Officer, that shall preside this Committee, Chairman of the Audit Committee and Chairman of the Corporate Governance, Appointments and Remuneration Committee. Appointment of the members of the Executive Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Executive Committee with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Executive Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, all powers of the Board of Directors that may legally be delegated shall be delegated to the Executive Committee.

2.- The Secretary of the Board of Directors shall serve as Secretary of the Executive Committee, and the provisions of Article 13 above shall likewise apply to the procedures of the Executive Committee.

The Executive Committee shall meet at least six times a year and at anytime that, in the opinion of the Chief Executive Officer, company interests warrant a meeting or when two or more members of the Executive Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Executive Committee members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Executive Committee, provided that they are compatible with the Committee's nature and functions.

When requested to do so, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote

3.- The Executive Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.

4.- The Executive Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Executive Committee. All board members shall receive a copy of the minutes of the Executive Committee's meetings.

5.- The Executive Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

<u>Chapter V.- FUNCTIONING OF THE BOARD.</u>

Article 15.- Meetings of the Board of Directors.

1.- The Board of Directors shall meet at least five times a year, and at such intervals that the Chairman may deem warranted for the proper functioning of the Company, or when so requested by two or more directors or by the Chief Executive Officer.

2.- The call for meetings shall always include the agenda for the meeting and shall be issued by letter, fax, telegram or electronic mail, and shall be authorized by the signature of the Chairman, or the Secretary or Deputy Secretary by order of the Chairman. The call shall be sent a minimum of seven (7) days in advance of the meeting, to the address designated for each director.

Notice of a meeting of the Board called at the petition of directors shall be sent within five (5) days following their request.

3.- The Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors and of the Executive Committee.

4.- The Chairman shall always have the power to submit to the Board of Directors those matters that he deems appropriate for the proper progress of the company, regardless of whether they have been included on the agenda.

5.- The notice period provided for in section 2 above shall not apply when, in the opinion of the Chairman, the circumstances so justify.

6.- A meeting of the Board shall be held, without the need for a call, when all of the directors are present and agree to hold the meeting.

7.- Adoption of Board resolutions in writing and without holding a meeting shall only be deemed acceptable when no director challenges this procedure.

Article 16.- Board Meeting Procedure

1.- A Board meeting may be validly held when at least one half plus one of all directors are present or represented. A director who is unable to attend a meeting may appoint a director in attendance as proxy. Appointment of proxies must be made in writing, specifically for the meeting in question

2.- Except in those cases in which the law requires a supermajority, resolutions shall be adopted by an absolute majority of the directors who are present or represented, and the Chairman shall break any possible ties with his casting vote.

3.- The Chairman shall moderate discussions by ensuring and promoting the participation of all of the directors during Board deliberations, submitting items of business to a vote when he considers that they have been sufficiently discussed.

4.- Each director present or duly represented shall have one vote.

Chapter VI .- APPOINTMENT AND DISMISSAL OF DIRECTORS.

Article 17.- Appointment of Directors.

1.- Directors shall be appointed at shareholders meetings or, on a provisional basis, by the Board of Directors pursuant to the provisions of the Corporations Law and the company bylaws.

2.- Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding advisory opinion issued by the Corporate Governance, Appointments and Remuneration Committee. A proposal of the Corporate Governance, Appointments and Remuneration Committee shall be required for the appointment of independent directors.

Persons who are 75 years of age or who will be 75 during the current year may not be proposed for appointment as board members.

3.- The Board of Directors may confer the title of Honorary Director on those directors who have served on the board for over 25 years and who, based on their merit and extraordinary devotion to the Company, deserve being included in that category after leaving the board.

The Corporate Governance, Appointments and Remuneration Committee shall issue a non-binding opinion prior to the Board's appointment of Honorary Directors.

The title of Honorary Director is a purely honorary distinction and, thus, Honorary Directors are not members of the Board of Directors.

The Board may withdraw this distinction, based on the circumstances of each case.

Honorary Directors may attend board meetings, and may voice their opinions but may not vote, and shall duly receive notice of meetings from the Chairman.

Honorary Directors have the right to receive compensation as determined by the Board of Directors.

Article 18.- Appointment of External Directors.

The Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

Article 19.- Re-appointment of Directors.

1.- Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Corporate Governance, Appointments and Remuneration Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

2.- Persons who are 75 years of age or who will be 75 during the current year may not be proposed for reelection as board members.

Article 20.- Tenure of Service.

1.- Directors shall be appointed for a term of five (5) years, and may be re-appointed.

2.- Directors appointed by co-optation remain in office until the date of the first shareholders meeting.

Article 21.- Termination of Tenure.

1.- Directors shall leave their posts when the period for which they were appointed has expired, when they reach 75 years of age, or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws.

The foregoing notwithstanding, at the proposal of the Chairman and after having received the non-binding opinion of the Corporate Governance, Appointments and

Remuneration Committee, the Board may ask a director who reaches 75 during his term in office to continue for as long as deemed necessary or until his term expires, if this is warranted in the interest of the Company.

2.- Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director looses his respective status as such.

e) When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

3. The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance, Appointments and Remuneration Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

4.- Committee members shall leave their posts when they cease to be directors.

Article 22.- Voting Objectivity and Secrecy.

1.- Pursuant to the terms of Article 31 of this Regulation, directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

2.- If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

Chapter VII .- BOARD OF DIRECTOR COMMITTEES

Article 23.- Introduction

1.- The Board of Directors shall establish an Audit Committee and a Corporate Governance, Appointments and Remuneration Committee.

2.- The Secretary to the Board, or in his absence the Deputy Secretary shall act as secretary to these committees. The committees shall meet when convened by their chairman. Where no special provisions exist, the rules of procedure for the Board set forth in this Regulation shall apply to committees, provided that they are compatible with their nature and function.

3.- All committees established by the Board shall keep minutes of their meetings in the same conditions set for the for the Board of Directors.

Committees shall report on their activities and explain the work they have carried out at the first full board meeting held subsequent to the committee meetings.

4. Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

Article 24.- Audit Committee

1.- The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors, at least in proportion to their presence on the Board of Directors.

2.- The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

3.- The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have all of the following basic responsibilities:

a) Within the scope of its powers, to report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) To propose to the Board of Directors the appointment of external account auditors pursuant to Section 204 of the consolidated text of the Corporations Law, to be submitted at the annual shareholders meeting.

c) To supervise internal auditing services.

d) To supervise the Company's financial information process and internal monitoring systems.

e) To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

4.- In addition, and regardless of other tasks that may be assigned it by the Board of Directors, the Audit Committee shall have the following powers:

a) To advise and make proposals to the Board of Directors concerning the auditors contract conditions, scope of professional mandate and, if warranted, the revocation or non-renewal of the external auditors, as well as supervising their performance of audit contract obligations;

b) To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

c) To review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management;

d) To review the issue prospectuses and information concerning the quarterly and half-yearly financial statements that the Board must provide the markets and their supervisory bodies;

e) To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests;

f) To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

g) To exercise all other powers granted the committee in this Regulation.

5.- The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

6.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

Article 25.- Corporate Governance, Appointments and Remuneration Committee.

a) Composition.

The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be determined by resolution of the Board of Directors upon a motion from the Chairman.

The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the company's Chief Executive Officer at its meetings.

The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

b) Functions and Powers.

Regardless of any other tasks assigned it by the Board of Directors, the Corporate Governance, Appointments and Remuneration Committee shall have the following basic responsibilities:

1) To issue opinions concerning proposals for the appointment of directors and honorary directors, and to propose the appointment of independent directors.

2) To issue opinions on the proposal for the appointment of the Secretary to the Board.

3) To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management, ii) the individual remuneration of executive directors and other conditions set forth in their contracts and iii) the individual remuneration of honorary directors.

4) To ensure compliance with the company's remuneration policies

5) To approve standard senior management contracts.

6) To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors and of the Executive Committee.

7) To issue opinions on proposals for appointment of company representatives on the governing bodies of subsidiaries.

8) To propose the Annual Report on Corporate Governance to the Board of Directors.

9) To present a report to the Board of Directors, evaluating the performance and composition of the Board.

10) To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company's rules of governance, and to make the proposals required to ensure such compliance. In

that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

11) To exercise such other powers granted to the committee in this Regulation.

c) Procedure.

The Corporate Governance, Appointments and Remuneration Committee shall meet each time the Board of Directors of the Company or its Chairman requests that an opinion be issued or proposals be approved within the scope of its powers and provided that, in the opinion of the committee chairman, it is necessary to properly fulfill its functions.

Chapter VIII.- DIRECTORS' RIGHTS TO INFORMATION.

Article 26.- Rights to Information and Inspection.

1.- Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested.

2.- On an exceptional and temporary basis, the Chairman may restrict access to certain information, informing the Board of Directors of this decision.

Chapter IX.- REMUNERATION OF DIRECTORS.

Article 27.- Remuneration of Directors.

1.- A director shall be entitled to the remuneration set by the Board of Directors as provided in the company bylaws.

2.- The Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions.

3.- Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

Article 28.- Remuneration of Executive Directors.

Remuneration of directors provided for in the company bylaws and this Regulation shall be compatible with and independent of the salaries, remuneration, indemnities, pensions

or compensation of any nature established on a general or individual basis for those members of the Board of Directors who hold any paid post or position of responsibility within the company or its subsidiary companies, whether under a contract of employment or otherwise.

Article 29.- Remuneration of External Directors.

The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

a) External directors shall be paid based on the amount of time actually devoted to their tasks.

b) Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

Chapter X.- DIRECTORS DUTIES

Article 30.- General Obligations of Directors.

1.- Pursuant to the terms set forth in Articles 5 and 6, the function of a director is to guide and supervise company management, with a view to maximizing its true value for the benefit of shareholders.

2.- Directors shall perform their functions with the diligence of a reasonable business person and loyal agent, having the following specific obligations:

a) To be informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Executive Committee).

b) To attend the meetings of the committees on which they serve (including, if applicable, the Executive Committee) and to actively participate in discussions, so that their criteria effectively contribute to the decisions taken.

c) To undertake such specific tasks as may be entrusted them by the Board of Directors and which may reasonably fall within their time commitments.

d) To compel investigation of any irregularity in the management of the Company of which they may be aware, and to monitor any risk situation.

e) To comply with the Internal Code of Conduct and this Regulation.

f) To comply with any legally-established duties and obligations.

Article 31.- Conflicts of Interest and Transactions with Directors.

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee.

3. Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

Article 32.- Directors' Duty of Confidentiality.

1.- Directors shall keep secret the deliberations of the Board of Directors, of the committees on which they serve and of the Executive Committee, and, in general, shall refrain from disclosing any information to which they may have had access while fulfilling their duties.

2.- This obligation of confidentiality shall survive the director's tenure of service in the Company.

Article 33.- Non-competition Obligations.

Directors shall not render professional services to companies that are competitors of Company or its subsidiary or participated companies. This excludes services they may perform for companies having significant stable interests in the Company's shareholdings.

Article 34.- Transactions with Significant Shareholders.

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder in accordance with the provisions of Article 5 of this Regulation.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 31.4 above.

Article 35.- Principle of Transparency.

In its annual public information the Board of Directors shall include a summary of Company transactions with its directors and significant shareholders. This information shall reflect the overall volume of transactions and the nature of the most relevant ones.

Chapter XI. BOARD RELATIONS

Article 36.- Shareholder Relations

1. The Board of Directors shall determine the appropriate channels for obtaining information about proposals that may be made by shareholders concerning the management of the Company.

2. Proxy solicitations issued by the Board of Directors or by any of its members shall set forth in detail how the proxy will vote in the event that a shareholder fails to provide voting instructions or, if warranted, fails to make a conflict of interest disclosure.

3. The Board of Directors shall likewise ensure that appropriate mechanisms are in place to provide institutional investor-shareholders with periodic information.

4. Under no circumstances shall relations between the Board of Directors and institutional shareholders provide those shareholders with any information that could place them in a position of privilege or advantage with respect to other shareholders.

5.- The Board of Directors shall promote the informed participation of shareholders at the shareholders meetings and shall adopt such measures as may be warranted to ensure that shareholders at the annual meetings effectively exercise their functions pursuant to the Law and the company bylaws.

Article 37.- Market Relations.

1.- The Board of Directors shall ensure timely compliance with instructions in effect concerning the announcement of relevant information, in accordance with the terms of the Company's Internal Code of Conduct.

2. The Board of Directors shall adopt the measures necessary to ensure that quarterly, half-yearly, annual and any other financial information deemed warranted be made

available to the markets, and that it be drafted in accordance with the same principles, criteria, professional practices and accuracy requirements used in the preparation of the annual accounts. To that end, all financial information shall be reviewed by the Audit Committee.

Article 38.- Auditor Relations.

1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm's annual earnings, based on an average for the last five years.

2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor's group, or to any other company that the auditor may be associated with through common ownership, management or control.

ITEM 11

Madrid, June 18, 2009

TO THE NATIONAL EXCHANGE COMISSION

OTHER ANNOUNCEMENTS

PROMOTORA DE INFORMACIONES, S.A. is attaching the texts of the speeches of the Chairman of the Board of Directors and the Chief Executive Officer at the Annual Shareholders Meeting held today.

Ladies and gentlemen shareholders,

PRISA's Board of Directors appears before you again, as every year, in order to account for the management of our company over the past year and to inform you of the outlook for the future.

2008 has not been an easy year. Not for us nor for our sector. We have had to face an economic crisis of the like we've never seen before, a global economic crisis.

So, against the backdrop of a general and global economic crisis, I am happy to present you with economic results that, while affected by the downturn, are on the whole positive.

At the Extraordinary Shareholders' Meeting held here just over six months ago, I told you that the moment had come to steer our company down a new path. I announced my desire to clearly define the executive function of the Group's presidency, passing on to the CEO the presidency of the Executive Committee and the day-to-day management of the company.

The presidency of the company should carry out the role of strategic supervision that has to be separate from day-to-day concerns. I sincerely believe that we made the right decision.

The CEO will, therefore, soon go over in detail the main points of the accounts, their performance in the past and the outlook for the future. I will concentrate on the motions we tabled for your approval and I will inform you of certain structural changes that have been agreed upon by the Board of Directors and which have particular impact on the corporate governance of our company.

But I can't avoid touching on some of the main points and our plan of action.

The results from 2008 are positive. The different companies within our group have reported a total profit of 83 million euros. In a turbulent business environment, with a marked drop in advertising revenues in some sectors, our mix of revenue bases has led to a positive result.

We can't rest on our laurels, of course, because PRISA's profitability is down. But we can be sure that we are one of the few multimedia groups that has proved capable of weathering the economic crisis and to have shown a positive result.

Since we are not immune to the crisis, we find ourselves obliged not to pay out dividends. Our commitments to banks and financial bodies mean we are

unable to propose to our shareholders the distribution of dividends, despite reporting profits in 2008.

2008 saw the consolidation of our stake in Sogecable. In order to finance the purchase of Sogecable, we acquired a bridging loan which we had hoped to pay off by March 31, 2009, and which we have now extended.

The CEO will explain to you in detail the restructuring process in which we now find ourselves. I merely wanted to inform you that we are taking all the necessary steps to bring patrimonial stability to the company and, making use of the powers and authority granted by the shareholders, it is our intention to embark on a recapitalization program in the near future.

Before turning to other points on the agenda, allow me to briefly go over some of the recent agreements we have reached in the audiovisual sector and which the CEO will explain in greater detail.

The economic situation in which we find ourselves has meant that a number of legislative changes with enormous impact on the markets in which we are active have been brought forward. The marked drops in advertising budgets in the audiovisual sector, along with the analog TV turn-off and the consequent increase in offer, has forced the government to encourage a process of consolidation in this sector. We have, therefore, announced a round of negotiations with Imagina, an audiovisual conglomerate with a great track record in the sector and which groups together some of the most important producers of audiovisual content and technical services, as well as being a state-of-the-art TV broadcaster.

Also in the audiovisual sector, we have reached an agreement with Mediapro to facilitate the exploitation of audiovisual football rights, with a view to doing so over the season that is about to start.

We believe that this is essential content for Pay TV and that we had to resolve this conflict before the coming season began so as not to put our subscribers at a disadvantage.

2008 was also a year of changes in the radio broadcast business as we welcomed a new partner, 3i, into our radio holding. 3i is committed to entering into the Spanish radio sector hand-in-hand with Prisa.

We remain market-share leaders in radio and press, in publishing and in Pay TV.

I'd like now to turn to some points on the agenda related to the company's Corporate Governance.

At the meeting of the Board held this morning I proposed a series of structural reforms, passed unanimously, to the corporate governance practices of our company, particularly to the Board of Directors Regulations. This, and other proposals we have brought to this meeting, will contribute to creating a new perception of the company's corporate governance.

Firstly, the Board of Directors has approved a change to its regulations that, basically, sets an age limit for participation in the governing bodies of the company. The Board will not propose appointments to the office of director of anyone over the age of 75; and any person reaching this age should present their resignation to the Board.

This regulatory change will have an immediate effect on our governance structure since it has a direct impact on the composition of the Board. At the Board meeting I referred to earlier, and as a direct consequence of the application of this new regulation, Jesús de la Serna and Juan Salvat both presented their resignations. Likewise, on April 15, the term of two further directors expired, Francisco Pérez González and Manuel Varela. They had remained on the Board till today's meeting in accordance with Article 126 of the Ley de Sociedades Anónimas. The Board will not propose their reappointment in accordance with the changes I have just described.

As you'll appreciate, it is not possible in a speech like this to do their services to the company justice. Suffice to say, it would be impossible to understand what Prisa is today without the endeavors of these four directors.

To the four of you, my sincerest thanks.

There was also a unanimous vote in favor of my proposal to create the post of Honorary Director, who will attend Board meetings. I also proposed that this post be filled by Francisco Pérez González.

Francisco Pérez González – Pancho – partner, colleague, my father Jesús Polanco's friend and with whom he founded Santillana, with whom he embarked on the project of El País and on all our subsequent projects. A leading partner in Timón and shareholder in Prisa. Without him, it's impossible to imagine our company over the past 30 years.

The Board of Directors, after a favorable report from the Corporate Governance, Appointments and Remuneration Committee, will propose for re-election as Board members Juan Luis Cebrián, Emiliano Martínez and Adolfo Valero as directors representing controlling shareholders, and Matías Cortés and Gregorio Marañón as independents. Aware that the rules of corporate governance recommend making public all candidates for reappointment to coincide with the calling of a General Shareholders'

Meeting, and for reasons previously outlined, we decided to present them directly to this meeting.

Also with regards to corporate governance, we would like to propose changes to the general remuneration policies affecting directors.

In the current situation, we lack the sufficient flexibility to remunerate the Board of Directors. For this reason we propose changing the current system based on profits and payment of dividends to one whereby there will be a fixed annual payment to members of the Board, in line with similar systems in similar companies.

Remuneration to the board is modest in relative terms. When the shareholders' meeting was called, the Board presented a motion for a total sum of 1,386,000 euros, in line with what the Board received in 2007. We have recently modified that initial proposal, by proposing a 10% reduction to reach the figure of 1,247,000 euros. What better way to practice the austerity that we preach. What's more, the Board will not enjoy remuneration for the year 2008.

Finally, we are asking the Board for cyclical authorization for the repurchase of treasury stock.

Ladies and gentlemen shareholders. We are living through turbulent economic times. But we are well placed to consolidate the foundations of our group.

Our diversification in business, where advertising represents less than 30% of revenues, our presence in almost all Spanish and Portuguese-speaking countries, our ability to generate quality content in the fields of education, information and entertainment, coupled with our human resources and personnel, all of whom I wish to thank for their commitment and dedication, place our group in a unique and privileged position to face the challenges of the future.

Thank you all for your trust.

Dear shareholders and friends.

Just six month ago, the Board of Directors appeared before you at the Extraordinary General Shareholders' Meeting at which we adopted a series of crucial measures. That meeting was held at a time when the threat of the absolute collapse of the world economy loomed over us and amid concerns over the structure of Prisa's balance sheet and high level of debt. The December meeting approved a series of urgent measures enabling the company's executives to better face the the situation with the best possible tools.The Board of Directors was granted extraordinary powers to enable it to proceed with any operation deemed necessary to restructure and strengthen the company's capital base. The go ahead was given for the merger with our subsidiary Sogecable, though no date was set, to improve the operational synergies of both groups and to facilitate the internal flow of capital between the different business units. Finally, our president Ignacio Polanco renounced his executive powers in order to give the CEO, at the head of the Executive Committee of the Board, the powers and visibility required to face this crisis.

As for the current crisis, I need not go into great detail. We are dealing with the effects of the bursting of a formidable bubble generated by asset inflation and an excess of liquidity on the international markets. Spain has suffered the consequences more than many other countries, due to its unbalanced growth model, which has meant that the markets have punished our national economy more than those elsewhere. The media sector has been particularly affected worldwide by the fall in advertising budgets – a consequence of shrinking economic activity and consumer spending. All of this has happened at a time when the future of the very model of the media industry, transformed by new technologies, has been called into question. An example of this is the ongoing collapse and closure of many big US newspapers. Print media is facing a very different future. But I must stress that different does not necessarily mean worse. It just means different and, as such, will call for important changes in the model of production and distribution of goods and services across all our activities. Finally, in the case of Prisa, our difficulties were compounded by our high level of debt, of which you already know and which I outlined in December at the shareholders' meeting.This debt has adversely affected, and continues to do so, the value of our company on the stock exchange as assessed by analysts and investors. All these factors meant that the environment in which we took a number of decisions last December was not the best one. It remains a difficult environment but at least, as time goes by, public opinion is getting used to the enormous shift in the paradigm of domestic economic growth and the need for surgical measures if the patient is to survive.

Back on that occasion I explained that what we most needed was time and that, given their track record for supporting us, we hoped to obtain that time

from the banks. And that's how things have worked out. Now we have the time we need so we can adopt the necessary measures that will enable us to reduce and restructure our debt and return, in a relatively short space of time, to a situation of normality. Last May, after obtaining two extensions that we might characterize as technical, we signed a renewal of the bridging loan worth 1,836 million euros with the financial institutions that support Prisa's operations. The loan was due to end in March and has now been extended till March 31, 2010. The terms of the credit extension involve a restructuring of the company's total debt, which we have already started negotiating and which we hope to have finalized by the end of the year. All of this will enable us to continue working in a stress-free, calm and ordered environment on the restructuring of our trade balance, the design of our strategic plans and the reduction of the debt itself.

There have been far too many rumors in circulation and far too many ludicrous things written about Prisa over the past few months. And that is why I would like you to listen carefully to what I have to say. We are going through some difficult, I dare say extremely difficult, times. But the situation is not desperate nor chaotic and it it does not threaten the future of the group. On the contrary: Prisa has a great present and an even better future. The group has no rival, short or medium term, and possesses a huge patrimony in its sector: information, culture, education and training. It has, as Ignacio Polanco has already outlined, a mix of businesses that makes it especially strong against the backdrop of the current crisis and the shift in the business cycle. At the same time, the group plans to carry out a strategy that is both coherent and defined in its aims as well as flexible in its application, which we plan to share with our banks at the end of the month. Those of us in charge of the group's fortunes are more than busy, as well as concerned, by the current situation, but we are not afraid nor paralyzed by indecision. Nor do we lack ideas when it comes to facing up to new macroeconomic and sectorial realities. This is not because we are incautiously optimistic – if only we could be! – nor is it because we are consumed by wishful thinking. It is because we are setting out from a solid base: we have concrete goals and we have the necessary tools and human resources required to see our plans through, as you will soon see for yourselves.

Allow me, if you will, to comment on the 2008 accounts which we today submit for your approval and which demonstrate the essential strengths of our group. The complete details, alongside the opinions of the auditor, the annual report and the management report are available to all our shareholders on the PRISA web page. In the last financial year, PRISA had a turnover of 4,001 million euros, up 8.3% over the previous year. If we remove from the equation the capital gains from the sale of buildings and other extraordinary incomes with a view to comparing like for like, performance was quite similar over both periods. Operating expenses

exceeded 3,000 million euros and EBITDA was 948 million as compared to 780 million in 2007, though once again, if we compare like for like, the results were broadly similar. Consolidated net income statement for the year was down due chiefly to two circumstances. Firstly, servicing our debt cost around 100 million more than in the previous year. And secondly, provisions for discontinuing operations, related to the losses run up by Localia, and the deterioration of the credit conceded to Dedalo (dedicated to printing), came to a total of 88 million euros. A similar effect can be noted if we look at the individual accounts of the company, which registered profits of 37 million as compared to 111 million in the previous year.

These figures highlight two significant facts: the robust performance of our companies, which are capable of generating EBITDA of 700 million; and the way in which the crisis and scale of our debt significantly affected the group's results over 2008 and in the first half of the current year.

We need to remember that all of Prisa's companies show a positive margin and that we are clear leaders in most of our business areas and those regions where we operate. We are leaders in print press, with El PAÍS being the only global paper in Spanish as well as being the most read and most influential in the Spanish-speaking world. We are leaders in radio, with SER in Spain, Radio Caracol in Colombia and Iberoamericana Radio in Chile. We are leaders in Pay TV in Spain and free-to-view TV in Portugal. We are leaders in audiovisual production in Portugal and one of the leading players in this sector throughout Spain and Portugal. And we are leaders in the text-book market in practically all of Latin America and in Spain, particularly so in Mexico and Brazil. Finally, the unique composition of our revenue sources, of which only 28% is derived from advertising and 19% from international markets, means that we are able to face the turbulent economic times with greater solvency and better equipped than any of our competitors. It also means our EBITDA is similar to that of the previous year even though we are exposed to an overall fall in income and advertising revenues, both down by two digits.

Over the second half of last year, and especially in the last three months of that year, the group's operations were very negatively affected by the economic downturn and world financial crisis, leading to a fall in income of an average of 10% in November and December, with EBITDA down 32% in the last three months as compared to the same period in 2007. This negative trend has got even worse and has deepened in 2009, chiefly because the period for comparison – that of the first six months of 2008 – was one during which we scarcely noted the effects of the recession. While our teams hope that there will be a slight improvement over the second half of the current year, the government's macroeconomic forecasts as well as the monthly results of our companies would seem to point, over all, to a situation whereby the group will have lost profitability. But, as I have already

pointed out, we still are fully committed to meeting the challenge of obtaining EBITDA of similar level to that of 2008. We base our hopes on, among other things, the application of rigorous austerity plans and cost control that have already been underway since the beginning of the year, and on the strong performance of some of our operations, particularly audiovisual production – which looks very promising, online activity, international radio, and the spectacular performance of Santillana, which has grown two digits despite the financial storm. Education is, by its very nature, one of the group's greatest assets.

Alongside capital and debt operations, which while significant remain nevertheless circumstantial, Prisa now faces a greater challenge concerning the development of a new business model in an environment which is different to anything we have known until now. All, absolutely all, of our group's activities will be affected (some already have been) rapidly and profoundly by the new information society. I do not in the least consider this a threat but rather, as has been said before, an opportunity. It's an opportunity to widen markets, improve efficiency, improve products and to grow profitably. But, like all opportunities, we have to work for them and earn them: we have to understand and take on board the new rules and implement the necessary measures, which are in some cases radically different from traditional ones. Briefly put, we have to change the basic way we do things.

All too aware what the digital world means, we aim, in the shortest possible period, to transform Prisa into a company that incorporates the use and knowledge of advanced technologies at every level. Thanks to technology we plan on transforming our business models and bringing about the genuine cultural change our company requires, both at the level of corporate governance as well as management. This transformation has already happened in the markets. Our users today (and those of tomorrow) are already ahead of what we can and want to offer them. The digital society is an economy of demand and we must always bear that in mind, steering our policies towards better serving our consumers.

The special emphasis we plan on laying on technological development involves the search, already in an advanced stage, for partners who will provide us with know-how, thus guaranteeing the development of Prisa in the global markets of culture, information, education and entertainment in both Spanish and Portuguese. That is our vision: it's not just wishful thinking because it responds to a viable project. Rather, it is the embodiment of a rigorous demand to do things better than we ever have done. In a better and wiser use of technology we can perhaps find the answer, elusive till now, to the doubts about the future of newspapers. It is useless to deny the profound changes – many of them painful – that the press must face, if it is to survive. I am convinced that EL PAÍS will remain, over the coming decade, the

leading and most authoritative newspaper for understanding society and for the creation of public opinion. But this will only be the case if the paper proves capable of changing its habits, of improving its levels of interaction with its readers – with the express goal of not merely maintaining but of increasing its commitment to defending those basic tangible and intangible values that have been a hallmark of the paper since its foundation. I've been making newspapers for almost half a century and I can assure you that I have the same doubts, or even more, than anyone about the future of my profession – the best in the world as García Marquez has repeatedly pointed out. Yet many in the profession seem unable to rouse themselves from their perplexity about what to do. The only way we will regain our self confidence is to adapt to new models that already exist. This requires no small sacrifice but it also, at least in my case, generates considerable enthusiasm about the new possibilities opening up, possibilities we could scarcely have imagined less than five years ago.

In order to respond to the problems caused by the economic situation and to try and maintain the profitability of our companies, we have embarked on a strict program of cost control that will translate over this year into savings of at least 12% as compared to last year. Over the next few weeks we will propose a new package of measures that will improve the operational efficiency of the group. In December, I announced a wage freeze for all those in Prisa with gross salaries of over 80,000 euros a year. Today I can add that we plan to propose an 8% cut in salaries for those earning 100,000 euros or more who are not governed by collective agreements. This cut will be made effective without compensation and is in keeping with the decision taken by the Board of Directors with respect to its members. At the same time, we plan to negotiate a similar round of reductions for workers who are subject to collective agreements with union representatives in return for reduced timetables. We believe that this policy, aimed at protecting our workers on lower salaries and facilitating the levelling out of salary scales, should get underway as soon as possible – starting July 1, for those who opt in voluntarily, and continuing throughout 2010. As well as controlling pay scales we also plan to look at other new ways of cost cutting as long as these do not adversely affect the quality of our products and services. All of these measures will be carried out within a framework of improving productivity in general.

Ladies and gentlemen shareholders:

Since we committed ourselves last December to the reorganization of the top levels of our company, with the appointment of the Executive Committee of which I am honored to preside over, we have been working constantly to improve the current state of the company and provide it with a better immediate future. Alongside painful yet inevitable decisions such as the closure of Localia and Crisol – which over the course of their long life span

never proved profitable and were unlikely to be so in the future – we have moved successfully to extend the termination dates of our loans. We have intensified the search for new investors by drawing up a strategic plan that includes a profound technological and organizational transformation; we have begun to change our print media business model by breaking up what was previously EL PAÍS into three companies and by merging the online and print newsrooms; we have reoriented the strategy of our audiovisual sector, recovering the football broadcast rights for our Pay TV channels and we have opened promising negotiations with our colleagues at Imagina with a view to creating one of the most important audiovisual companies in the world. And we have still not, as yet, used any of the extraordinary instruments placed at the Board's disposal by the shareholders to facilitate the tasks of reform and recovery. Some months ago, the top management of the company underwent an overhaul with the appointment of two director generals to coordinate all of our operations, Ignacio Santillana and Manuel Polanco, the latter with the special role of directing the audiovisual division. Fernando Martínez Albacete was named new secretary general. After the departure of Javier Díez Polanco, Pedro García Guillén was named CEO of Sogecable. I'll spare Javier the blushes prompted by the sheer quantity of tributes to his management, all of them well deserved, as long as he stays on as spokesperson for the Board of Directors and continues to collaborate professionally with Prisa. I trust that the brevity of this mention will merely serve to highlight the immense gratitude and recognition our company, and myself in particular, owes him.

I believe I have explained, albeit more briefly than the case deserves but longer than this occasion permits, the overall tenor of our plan for action. Our company is now undergoing a complete transformation, the only way that it can continue to remain faithful to its basic principles, among which are the defense of democratic values and freedoms, the creation of a society with equality of opportunities, one that is more just and fair. The task awaiting us is not an easy one, which is why we aim to undertake it in a spirit of dialogue with all those involved in the process, from the shareholder to the employee. We also hope to count on the solidarity and support of our readers, listeners, viewers, advertisers and users. We have counted on their support for decades and we ask them for their trust again today in the management teams of our different companies. Its a trust we hope to repay with the management rigor and efficiency that these times demand.

Barack Hussein Obama became president of the US with the simple but powerful slogan, "Yes, we can". Allow me to tell you today, with all the humility and naivety that our arrogance permits, that this too is our conviction. Yes, we can. All of us together, of course. And we will.

Thank you.

ITEM 12

RECEIVED
2009 JUL 28 A 4:48

Madrid, June 18, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the participants at the Annual Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A. held today adopted the attached resolutions, having approved all of the resolutions that the Board of Directors submitted at the Shareholders Meeting.

The General Meeting shareholders were likewise informed, in item nine of the agenda and in compliance with Article 115 of Law 24/1988 of July 28 governing the Securities Market, of the amendments introduced in the Regulation of the Board of Directors of Promotora de Informaciones, S.A. Said report is also attached hereto.

In other respects, shareholders at the Annual Meeting resolved to reelect as members of the board Messrs. Juan Luis Cebrián Echarri, Matías Cortés Domínguez, Gregorio Marañón y Bertrán de Lis, Emiliano Martínez Rodriguez and Adolfo Valero Cascante.

At a meeting held after the shareholders meeting, the board members approved the distribution of posts of the board committees as follows:

Executive Committee:

Chairman:	Mr. Juan Luis Cebrián Echarri
Members:	Mr. Matías Cortés Domínguez
	Mr. Diego Hidalgo Schnur
	Mr. Gregorio Marañón y Bertrán de Lis
	Ms Agnés Noguera Borel
	Mr. Manuel Polanco Moreno
	Mr. José Buenaventura Terceiro Lomba
	Mr. Adolfo Valero Cascante.

Audit Committee

At the aforementioned board meeting, Mr. Matías Cortés Domínguez tendered his resignation as chairman and member of the Audit Committee. The Board expressed its appreciation for the services rendered during the period in which he held that post and, after receiving the favorable opinion of the Corporate Governance, Appointments and Remuneration Committee, Mr. José Buenaventura Terceiro Lomba was appointed chairman of the Audit Committee, whose members are as follows:

Chairman:	Mr. José Buenaventura Terceiro Lomba
Members:	Mr. Ramón Mendoza Solano
	Ms. Agnés Noguera Borel
	Mr. Borja Pérez Arauna

Corporate Governance, Appointments and Remuneration Committee

Chairman: Mr. Gregorio Marañón y Bertrán de Lis
Members: Mr. Diego Hidalgo Schnur
Mr. José Buenaventura Terceiro Lomba
Mr. Adolfo Valero Cascante

Mr. Iñigo Dago Elorza, non-member secretary, serves as secretary to the executive committee and the other committees.

RESOLUTIONS

ANNUAL GENERAL SHAREHOLDERS MEETING

PROMOTORA DE INFORMACIONES, S.A.

June 18, 2009

ONE

Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts, Statement of Changes in Equity, Cash Flow Statement and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the 2008 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance Sheets, Profit & Loss Accounts, Statement of Changes in Equity, Cash Flow Statement and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2008, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for distribution

Profit for the year:	37,161

Distribution

▪ Voluntary Reserves	37,161

TWO

Approval of the Board of Directors' management of the company during the 2008 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2008 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

As provided in Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2009.

FOUR

Appointment of Directors

4.1. Reelection as Director of Mr Juan Luis Cebrián Echarri.

Given that Mr. Juan Luis Cebrián Echarri's term of office on the Board of Directors as set forth in the bylaws has ended, and given that the post is still in effect pursuant to Article 126 of the Corporations Law, after having received the opinion of the Corporate Governance, Appointments and Remuneration Committee the Board of Directors proposed that he be reelected as an executive director, for the purposes of Article 8 of the Board of Directors Regulation.

It was resolved to reelect Mr. Juan Luis Cebrián Echarri as director of the Company for a five-year term, as set forth in the bylaws.

4.2. Reelection as Director of Mr. Matías Cortés Domínguez.

Given that Mr. Matías Cortés Domínguez's term of office on the Board of Directors as set forth in the bylaws has ended, and given that the post is still in effect pursuant to Article 126 of the Corporations Law, after having received the opinion of the Corporate Governance, Appointments and Remuneration Committee the Board of Directors proposed that he be reelected as an independent director, for the purposes of Article 8 of the Board of Directors Regulation.

It was resolved to reelect Mr. Matías Cortés Domínguez as director of the Company for a five-year term, as set forth in the bylaws.

4.3. Reelection as Director of Mr. Gregorio Marañón y Bertrán de Lis.

Given that Mr. Gregorio Marañón y Bertrán de Lis's term of office on the Board of Directors as set forth in the bylaws has ended, and given that the post is still in effect pursuant to Article 126 of the Corporations Law, after having received the opinion of the Corporate Governance, Appointments and Remuneration Committee the Board of Directors proposed that he be reelected as an independent director, for the purposes of Article 8 of the Board of Directors Regulation.

It was resolved to reelect Mr. Gregorio Marañón y Bertrán as director of the Company for a five-year term, as set forth in the bylaws.

4.4. Reelection as Director of Mr. Emiliano Martinez Rodriguez.

Given that Mr. Emiliano Martinez Rodriguez's term of office on the Board of Directors as set forth in the bylaws has ended, and given that the post is still in effect pursuant to Article 126 of the Corporations Law, after having received the opinion of the Corporate Governance, Appointments and Remuneration Committee the Board of Directors proposed that he be reelected as an executive director, for the purposes of Article 8 of the Board of Directors Regulation.

It was resolved to reelect Mr. Emiliano Martinez Rodriguez as director of the Company for a five-year term, as set forth in the bylaws.

4.5. Reelection as Director of Mr. Adolfo Valero Cascante.

Given that Mr. Adolfo Valero Cascante's term of office on the Board of Directors as set forth in the bylaws has ended, and given that the post is still in effect pursuant to Article 126 of the Corporations Law, after having received the opinion of the Corporate Governance, Appointments and Remuneration Committee the Board of Directors proposed that he be reelected as a director representing significant shareholdings, for the purposes of Article 8 of the Board of Directors Regulation.

It was resolved to reelect Mr. Adolfo Valero Cascante as director of the Company for a five-year term, as set forth in the bylaws.

FIVE

Amendment of Article 19 (*Compensation for Directors*) of the Company Bylaws.

Amendment of Article 19 (*Compensation for Directors*) of the Company Bylaws, so that it read as follows:

"Article 19.- Compensation for Directors

Directors' compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting.

The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings.

When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors' remuneration and, if not amended, the current limit shall automatically be revised at the beginning of the fiscal year, based on any variation in the total national Consumer Price Index.

The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.

Without prejudice to the remuneration set forth above, directors' compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.

The company may subscribe a civil liability insurance policy for its directors."

SIX

Compensation for the Board of Directors

For the 2009 fiscal year the Board of Directors proposes the following compensation for the Board of Directors, which reflects a 10% decrease with respect to remuneration received by board members in 2007:

"Pursuant to Article 19 of the Bylaws, effective January 1st the fixed compensation for members of the Board of Directors for 2009 shall be a maximum of 1,247,400 euros.

The Board of Directors shall determine the exact amount to be paid to each individual board member".

SEVEN

Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 13, 2008.

To authorize the derivative acquisition of treasury shares, either directly or through any of the company's subsidiaries, by means of purchase or by any other inter vivos act for valuable consideration, during the maximum term legally permitted.

To revoke any unexercised powers in that regard granted at the Shareholders' Meeting of March 13, 2008.

To approve the following limits or requisites with regard to these acquisitions:

- When added to those that the Company and its subsidiaries already hold, the nominal value of the shares acquired cannot exceed the maximum legally permitted.
- The acquired shares must be free of all encumbrances and charges, fully paid in and not subject to compliance with any type of obligation.
- Non-distributable reserves equivalent to the price of the treasury shares reflected on the assets side should be added to the liabilities side of the Company balance sheet. This reserve must be maintained until the shares are transferred or redeemed.
- The purchase price may not be lower than face value nor more than 20% higher than the quoted value. Transactions to acquire treasury shares must conform to the securities markets' standard rules and practices.

Express authorization is hereby granted to use all or part of the shares acquired by the Company or its subsidiaries by virtue of this power, as well as the shares that already belong to the Company on the date the Shareholders' Meeting is held for:

i) the Option Plan to deliver stock options, approved at the Shareholders' Meeting of March 13, 2008.

ii) a plan to grant shares during the 2010 financial year which, as part of the Company's remuneration policy and up to a maximum of 0.5% of the present share capital, is intended for the following personnel categories: executive directors, directors general, communications media directors, secretaries of the boards of directors and other directors of the company and its group who carry out similar functions, and who meet the conditions set forth by the Board of Directors. The shares granted to each person in question shall be free-of-charge and shall not exceed 12,000 € annually, based on the average value of the shares on the Continuous Market during the seven trading days prior to their delivery. The Board of Directors is granted broad powers to further define and implement this share plan.

EIGHT

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Iñigo Dago Elorza joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

<u>**NINE**</u>

Information provided shareholders at the Shareholders Meeting concerning amendments in the Board of Directors Regulation.

In compliance with Article 115 of Law 24/1988 of July 28 on the Securities Market, this is to inform the shareholders at the Annual Shareholders Meeting of the following amendments of the Board of Directors Regulation of Promotora de Informaciones, S.A.:

1. At its meeting held on December 5, 2008 the Board of Directors resolved to amend said Regulation to adapt it to the company's newly reorganized corporate governance structure, which was implemented to reinforce management capabilities and was approved by the Board of Directors on that same date.

The principal amendments are as follows:

- The Chief Executive Officer shall be company's top executive and shall chair the Executive Committee.

- The post of Chairman of the Board was redefined to distinguish it from the management team, in order for the Chairman to be able to concentrate on his functions of controlling and supervising management, this reorganization having been implemented to provide greater operativity for the Board's committees."

2. At its meeting held on June 18, 2009, the Board of Directors resolved to amend the Regulation to set a maximum age limit for board members (75) and to establish the post of "Honorary Director".

ITEM 13

Madrid, June 24, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

Concerning the information published by the Portuguese *"Comissao do Mercado de Valores Mobiliarios"* (CMVM) with respect to contacts concerning Media Capital, SGPS (Media Capital), this is to confirm that PROMOTORA DE INFORMACIONES, S.A. (PRISA) is involved in several negotiations in that regard.

In this context PRISA is analyzing different scenarios, including assignment of interests and distinct forms of commercial relationships.

PRISA will duly inform the market of any relevant decisions that may be taken with respect to these negotiations.



PRISA

Educación, información, entretenimiento

First Half Results
January- June 2009

July, 16th 2009



JANUARY- JUNE 2009

PRISA´S EBITDA REACHED €298.73 MILLION (17.8% Margin)

The operating profit (ebit) was €182.52 million

- **Santillana improved its EBITDA** by **27.6%** to reach €65.24 million. It is worth highlighting the performance of **Spain** (+14.8%), Mexico (+26.5%), **Argentina** (+41.3%) and **Chile** (+28.8%).

- **The Radio business** reached an ebitda of €43.10 million. Cadena **SER**, with **4,673,000 listeners** according to the second EGM survey of 2009 kept its **leadership** and surpassed the sum of its two main competitors´ audience in the private generalist radio.

- **Advertising revenues** represent 27% of the total revenues of the Group and declined by 25.2%, in line with the first quarter of 2009. The performance of the different media in the group has been better than the overall market, which is estimated to have declined by 30%. In June, the declines experienced have been lower than in the previous month.

- **El País strengthened its leadership position** with an average daily circulation of 400,434 copies in the first half of 2009. The EBITDA reached €20.61 million.

- **Sogecable** has signed with Mediapro an agreement for the exploitation of football. Digital + subscribers will enjoy all the rights of the League and Cup football for the next 3 seasons, including the broadcasting of an exclusive match per week on Canal + on Sunday evening.

- **Digital +** reached an EBITDA of €160.06 million and reached a 22.0% margin.

- **Total Operating expenses declined by 14.1.**

- **Strong capex reduction** compared to the same period previous year (-41.7%) due to the policy implemented in the group to control and reduce investments.

- Prisa creates a new direction of **"Cross-sectioned Businesses"**.

Other important events during the first half of 2009 were the following:

- In January 2009, **Prisa sold** to Akaishi Investments, Ltd. its **25% stake** in **the Bolivian company Inversiones en Radiodifusión, S.A,** owner of the ATB television network, at a price of $4.1 million. Akaishi Investments S.L. also acquired a call option on the shares that Grupo Prisa has in the Bolivian company **Inversiones Grupo Multimedia de Comunicaciones, S.A.**, which owns La Razón and El Extra newspapers.

- In May 2009, Prisa has agreed with the funding banks of its bridge loan (HSBC, La Caixa, BNP, Banesto, and Natixis Cajamadrid) to extend its maturity until March 31, 2010. The agreement will allow the group to develop a stable financial structure in the medium and long term.

- **Imagina and Prisa** have agreed to give a deadline of July 24 **to sign an integration agreement to incorporate their respective audiovisual business to a newly created society with shared ownership.**

Changes in the scope of consolidation:

- In the first half of 2008 **Localia TV** was fully consolidated. In the second one, Localia TV was integrated as a discontinued operation.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - JUNE 2009	2008	Chg.%
Operating Revenues	**1,677.68**	**2,011.01**	**(16.6)**
EBITDA	**298.73**	**405.67**	**(26.4)**
EBIT	**182.52**	**287.36**	**(36.5)**
Net financial result	**(114.06)**	**(125.76)**	**(9.3)**
Interest on debt	(97.02)	(110.44)	(12.2)
Other financial results [1]	(17.04)	(15.32)	(11.2)
Result from associates	**(7.67)**	**(5.87)**	**(30.7)**
Profit before tax	**60.79**	**155.73**	**(61.0)**
Income tax expense	(27.63)	(38.76)	28.7
Results from discontinued activities	(1.97)	0.00	-
Minority interest	(3.96)	(30.04)	86.8
Net profit	**27.22**	**86.93**	**(68.7)**
EBITDA Margin	**17.8%**	**20.2%**	
EBIT Margin	**10.9%**	**14.3%**	

OPERATING REVENUES

Revenues reached €1,677.68 million, compared to €2,011.01 million obtained in the first half of 2008. By **line of activity**, the breakdown is as follows:

€ Million	JANUARY - JUNE 2009	2008	Chg.%
Advertising	450.11	601.88	(25.2)
Books and training	271.55	254.99	6.5
Newspapers and magazine sales	97.30	108.56	(10.4)
Subscriber revenues	529.83	593.09	(10.7)
Audiovisual production revenues	190.62	186.98	1.9
Add-ons revenues	23.64	48.22	(51.0)
Revenues from fixed assets	3.88	76.70	(94.9)
Other revenues [2]	110.76	140.58	(21.2)
Total operating revenues	1,677.68	2,011.01	(16.6)

[1] Include: Exchange differences, adjustments for inflation, change in value of financial instruments, results coming from the settlement of financial hedges, revenues coming from current financial investments and other financial results.

[2] Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, printing sales, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Revenue contribution by line of activity:


32%
27%
16%
6%
7%
1%
29%
30%
13%
12%
Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Others
January- June 2009
January- June 2008

There has been a change in the mix of revenues compared to the same period previous year, where there is to highlight the decline in the contribution of advertising and the increase of books and training and subscribers revenues.

Geographic breakdown:


January- June 2009
January- June 2008
21%
79%
Spain
International
18%
82%

In the first half of 2009, revenues coming from the international area accounted for 21%. The 57% of the international revenues came from Santillana, and the remaining from Media Capital, press and radio activities.

The breakdown of international revenues by country is the following:

January- June 2009


Others 13%
Brazil 18%
Perú 4%
Mexico 12%
Portugal 30%
Argentina 7%
Chile 8%
Colombia 8%

January- June 2008


Others 10%
Brazil 19%
Peru 6%
Mexico 10%
Argentina 5%
Portugal 34%
Chile 7%
Colombia 9%

➢ **Advertising**

The evolution of advertising revenues in the first half of 2009 is as follows:

€ Million	JANUARY - JUNE 2009	2008	% Chg.
Press	**86.59**	**126.40**	**(31.5%)**
El Pais	66.63	100.53	(33.7%)
AS	7.44	11.17	(33.4%)
Cinco Días	4.75	6.41	(25.9%)
Dominical	0.20	1.87	(89.1%)
Magazines *	6.35	5.43	17.1%
International Press	2.27	1.75	29.5%
Consolidation adjustments	(1.05)	(0.75)	(38.9%)
Radio	**154.69**	**183.51**	**(15.7%)**
Radio in Spain	116.01	141.64	(18.1%)
International Radio	36.84	41.89	(12.1%)
Music	1.84	0.00	---
Audiovisual	**206.89**	**290.99**	**(28.9%)**
Sogecable	134.49	189.10	(28.9%)
Cuatro	126.33	174.19	(27.5%)
Digital+	8.16	14.91	(45.3%)
Others**	72.40	101.89	(28.9%)
Digital	**5.21**	**9.22**	**(43.5%)**
Others	**0.14**	**0.17**	**(16.6%)**
Consolidation adjustments	(3.41)	(8.41)	59.5%
TOTAL	450.11	601.88	(25.2%)

* Magazines includes the activity of the Portuguese magazines since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.
** Others include Media Capital and Local tv figures. The information is not disclosed because Media capital has not relased results yet

➢ Books and training

Books and training sales increased by 6.5% (€271.55 million compared to €254.99 million in the same period of 2008).

It is worth highlighting the performance of Spain (+15.0%), Argentina (+42.2%) and Chile (+28.6%). The exchange rate has significantly penalized the contribution in euros.

Geographic breakdown of revenues:

January- June 2009


Mexico 13%
Spain& Portugal 27%
Rest of Latam 14%
Colombia 3%
Chile 7%
Argentina 8%
Peru 4%
Brazil 23%

January- June 2008


Mexico 11%
Spain& Portugal 27%
Rest of Latam 12%
Colombia 3%
Chile 6%
Argentina 6%
Peru 9%
Brazil 26%

The exchange rates (depreciation of currencies) negatively affected Santillana revenues. Discounting this effect, revenues would have increased by 11.8%.

➢ Newspapers and magazines

Newspapers and magazines sales reached €97.30 million (decline of 10.4%).

As of March 30th, 2009 El País increased the cover price for the daily edition by €0.10 to €1.20.

El País, with an average daily circulation of 400,434 copies, **strengthened its leadership position** and maintained the distance with its main competitor. Reached an ebitda of €20.61 million.

According to the **second survey of EGM**, El País has renewed its **hegemony among paid press**, registering and average of 2,101,000 daily readers (759,000 daily readers over its main competitor).

AS, with an average daily circulation of 212,699 copies, **maintained its leadership position** ahead of its main competitor in Madrid, Castilla La Mancha and improved its position with the main competitor in Cataluña.

AS reached 1,323,000 readers according to the second survey of EGM, and increases its audience on the digital version by 20%.

Cinco Días reached an average daily circulation of 35,070 copies. According to last survey of the EGM, Cinco Días reached 83,000 readers.

Average daily circulation of the Group´s newspapers

	January-June 2009	January-June 2008	Chg. %
El País	400,434	459,718	(12.9)
AS	212,699	238,785	(10.9)
Cinco Días	35,109	42,278	(17.0)

(*) 2009 figures pending OJD certification.

➢ **Subscriber revenues**

Subscriber revenues reached €529.83 million (-10.7%).

The subscriber base of **DIGITAL+** as of June 31st, 2009 reached 1,930,793 subscribers. The average revenue in the second quarter of 2009 stood at €41.5 per subscriber per month:

DIGITAL+ ARPU evolution (euros)


43.3
41.6
44.5
44.3
41.5
5.0
3.2
6.5
7.0
4.6
38,3
38.4
37.9
37.3
36.9
2Q08
3Q08
4Q08
1Q09
2Q09
Subscribers
PPV Services

➢ **Audiovisual Production**

Audiovisual production revenues increased by 1.9%, to reach €190.62 million, compared to €186.98 million in the first half of 2008.

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at Sogecable. It is worth pointing out the 21.7% revenue increase coming from the sale and production of programs in Plural compared to the previous year.

➢ **Add-ons revenues**

Add-ons revenues reached €23.64 million (-51.0%). They have contributed to the growth of the sale of newspapers and in the international area have created opportunities for improvements. The Group continues managing its **international add-on activity** in Europe and Latam through **Prisa Innova.**

OPERATING EXPENSES

Total operating expenses excluding depreciation and provisions (€1,378.95 million) **decreased by 14.1%** compared to the same period of the previous year. A **saving plan** is being carried out in accordance with the established objectives and lines.

The higher savings were coming from purchases and consumptions related to newsprint, add-ons, program cost and external services (advertising, public relations and transport).

Total personnel cost declined by 6.6%.

EBITDA

The EBITDA reached €298.73 million, compared to €405.67 million obtained in the first half of 2008 (-26.4%). It's important to consider that the first half of 2008 included extraordinary income from the sale of assets amounting to €74.68 million. Discounting this effect, the recurrent EBITDA would have experienced a fall of just 9.7%.

EBITDA (€ Million)


Sogecable: 140.13
Digital+: 160.06
Cuatro: -19.93
Latam: 58.69
Spain & Portugal*: 6.55
Radio in Spain: 38.79
Int. Radio: 2.73
Music: 1.57
El País: 20.61
AS: 3.35
Cinco Días: -0.2
Others: 0.66
298.73
164.56
65.23
43.01
24.40
0.68
0.84
TOTAL
Audiovisual
Education
Radio
Press
Digital
Others

* "Others" include mainly the activities from Prisa Innova, Real Estate and Headquarters.

The EBITDA margin reached 17.8%, compared to 20.2% in the first half of last year. The evolution is explained by the extraordinary revenues recorded in 2008 and the decrease experienced in advertising that could not be offset by the good progress of Editorial (EBITDA increases 27.6%) and the effort in cost control. Discounting the extraordinary revenues, the recurrent ebitda margin in 2008 would have been 17.1%.

The **operating profit (EBIT)** reached €182.52 million (€287.36 million in the first half of 2008). The EBIT margin of the Group was 10.9%. The **Editorial** business increased its EBIT by 40.7% to reach €37.12 million.

The **net financial result** was €114.06 million loss, compared to a loss of €125.76 million registered in the first half of 2008.

Debt financial expenses (€97.02 million) were reduced by €13.42 million due to the decrease of the average interest rate.

The change in the **result attributable to minority interests** is mainly due to the increase in the stake in Sogecable as of June 2008 up to 100%.

BALANCE SHEET

€ Million	ASSETS 06/30/2009	ASSETS 12/31/2008
FIXED ASSETS	6,445.23	**6,512.27**
Property, plan and equipment	367.43	397.93
Goodwill	4,317.61	4,302.74
Intangible assets	378.69	400.08
Long term financial investments	59.60	93.34
Investment in associates	13.73	12.94
Deferred tax assets	1,302.20	1,298.47
Other non current assets	5.98	6.76
CURRENT ASSETS	1,789.40	**1,594.30**
Inventories	308.35	306.08
Accounts receivable	1,440.66	1,237.95
Short term financial investments	3.27	0.84
Cash & cash equivalents	37.12	49.43
ASSETS HELD FOR SALE	5.92	**0.52**
TOTAL ASSETS	8,240.55	**8,107.09**

€ Million	LIABILITIES 06/30/2009	LIABILITIES 12/31/2008
SHAREHOLDERS EQUITY	1,309.37	**1,258.24**
Issued capital	21.91	21.91
Reserves	1,152.29	1,052.06
Income attributable to the parent company	27.22	83.00
Minority interest	107.94	101.27
NON CURRENT LIABILITIES	2,647.11	**2,751.37**
Long term financial debt	2,244.49	2,348.08
Other long term financial liabilities	229.19	232.56
Deferred tax liabilities	77.05	79.28
Provisions	79.43	74.81
Other non current liabilities	16.95	16.64
CURRENT LIABILITIES	4,278.53	**4,097.48**
Short term financial debt	2,599.27	2,532.09
Other current financial liabilities	14.72	21.67
Trade accounts payable	1,357.30	1,257.94
Other short term liabilities	288.63	259.21
Accrual accounts	18.61	26.56
LIABILITIES HELD FOR SALE	5.54	**0.00**
TOTAL LIABILITIES	8,240.55	**8,107.09**

INVESTMENTS

Total investments reached €56.55 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**1.20**	---	**1.20**
El País	0.73	---	0.73
AS	0.01	---	0.01
Cinco Días	0.01	---	0.01
Magazines	0.00	---	0.00
International Press	0.08	---	0.08
Others	0.37	---	0.37
Radio	**5.64**	---	**5.64**
Radio in Spain	3.31	---	3.31
International Radio	2.28	---	2.28
Music	0.05	---	0.05
Education-Publishing	**23.43**	---	**23.43**
Audiovisual	**23.44**	**0.78**	**23.44**
Sogecable	17.36	---	17.36
Others	6.08	0.78	6.86
Digital	**0.77**	---	**0.77**
Others	**0.96**	**0.18**	**1.13**
Prisa	0.62	0.18	0.79
Others	0.34	0.17	0.34
Total	55.43	1.12	56.55

It is worth highlighting the €39.66 million decrease in the Capex compared to the first half of 2008 (-41.7%).

NET FINANCIAL POSITION

Net financial position as of June 31st 2009, including Sogecable's subordinated debt, reached €5,024.80 million compared to €5,044.10 million as of December, 2008.

	€ Million	
NET DEBT	06/30/2009	12/31/2008
Prisa (includes Media Capital)	4,032.17	4,008.06
Sogecable	771.20	821.84
Net financial debt	4,803.37	4,829.90
Sogecable- subordinated debt	221.43	214.20
Total net debt	5,024.80	5,044.10

CASH FLOW STATEMENT

€ Million	06/30/2009	06/30/2008
EBITDA	**298.73**	**405.67**
Change in working capital	(104.11)	(68.53)
Capex	(55.43)	(95.09)
Operating cashflow	**139.19**	**242.06**
Financial investments	(1.12)	(2,066.82)
Interests paid	(88.98)	(100.89)
Dividends paid	(2.15)	(41.08)
Taxes paid	(9.85)	(9.05)
Other	(17.79)	(15.63)
NET DEBT CHANGE	-19.30	1,991.41

It is worth highlighting the **lower level of investment in Capex**, in accordance with the saving plan which is being implemented by the Group.

APPENDIXES

I. Group Structure.

II. Financial breakdown by business unit

- II.I. Operating revenues breakdown.
- II.II. Operating expenses breakdown.
- II.III. EBIT breakdown.
- II.IV. EBITDA breakdown.

III. Cuatro audience share figures.

IV. TVI (Portugal) audience share figures.

Appendix I: GROUP STRUCTURE

Grupo Prisa's activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area (the latter operates across all other areas):

% revenue contribution

Press	Radio	Education	Audiovisual
13%	11 %	16%	59%

Press
- El País
- As
- Cinco Días
- Magazines
- International Press

Radio
- Radio in Spain
- International Radio
- Gran Vía Musical

Education
- Education (Spain, Portugal, Latam and USA)
- General Editions
- Training

Audiovisual
- Sogecable
- Media Capital (*)
- Audiovisual Production

Digital/Internet: 1%

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Prisa Innova, Real Estate, Head Quarters and Printing (Dédalo).

In 2008, Prisa ceased its activity in Localia TV. Localia TV operating results were previously registered in the audiovisual segment.

(*) Although Media Capital includes other activities, it is integrated in the audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and audiovisual production. In 2008, Media Capital consolidated all the audiovisual production of the Group and transferred its magazine activity to the Press business unit.

Appendix II.I.

OPERATING REVENUES	JANUARY - JUNE		
€ Million	2009	2008	% Chg.
Press	**212.95**	**281.45**	**(24.3%)**
El Pais	146.68	205.84	(28.7%)
AS	34.77	43.16	(19.4%)
Cinco Días	8.56	10.96	(21.9%)
Dominical	0.56	3.12	(82.1%)
Magazines*	18.62	14.81	25.7%
International Press	4.84	4.04	19.8%
Consolidation Adjustments	(1.08)	(0.50)	(118.3%)
Radio	**182.65**	**213.73**	**(14.5%)**
Radio in Spain	129.90	160.00	(18.8%)
International Radio	39.23	45.23	(13.3%)
Music	15.05	8.86	69.7%
Consolidation Adjustments	(1.53)	(0.37)	---
Education - Publishing	**278.38**	**266.18**	**4.6%**
Spain & Portugal	75.67	71.20	6.3%
Latam & USA	202.71	194.98	4.0%
Audiovisual	**986.70**	**1,165.80**	**(15.4%)**
Sogecable	866.25	1,007.08	(14.0%)
Digital +	728.99	822.71	(11.4%)
Subscribers	529.83	593.09	(10.7%)
Advertising	8.16	14.91	(45.3%)
Others	191.00	214.71	(11.0%)
Cuatro	137.26	184.37	(25.6%)
Others**	120.45	158.72	(24.1%)
Digital	**12.83**	**17.50**	**(26.7%)**
Other Revenues	**54.69**	**157.96**	**(65.4%)**
Distribution	20.67	21.27	(2.8%)
GDM	6.08	13.20	(53.9%)
Others***	27.93	123.49	(77.4%)
Consolidation adjustments	**(50.52)**	**(91.61)**	**44.9%**
TOTAL	1,677.68	2,011.01	(16.6%)

* Magazines includes the Portuguese magazine activity since August, 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Others include Media capital, Local TV and Consolidation adjustment figures .

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES € Million	JANUARY - JUNE 2009	2008	% Chg.
Press	**194.66**	**235.77**	**(17.4%)**
El Pais	131.19	169.36	(22.5%)
AS	31.62	36.56	(13.5%)
Cinco Dias	8.84	9.98	(11.5%)
Dominical	0.58	2.26	(74.2%)
Magazines*	19.38	14.28	35.7%
International Press	4.02	3.30	21.8%
Consolidation adjustments	(0.97)	0.03	---
Radio	**147.51**	**164.33**	**(10.2%)**
Radio in Spain	95.96	111.66	(14.1%)
International Radio	39.38	45.15	(12.8%)
Music	13.70	7.88	73.9%
Consolidation adjustments	(1.53)	(0.37)	---
Education - Publishing	**241.26**	**239.81**	**0.6%**
Spain & Portugal	81.20	82.33	(1.4%)
Latam & USA	160.06	157.48	1.6%
Audiovisual	**891.77**	**1,072.39**	**(16.8%)**
Sogecable	789.40	925.96	(14.7%)
Digital+	630.50	701.81	(10.2%)
Cuatro	158.90	224.15	(29.1%)
Others**	102.37	146.43	(30.1%)
Digital	**13.27**	**19.17**	**(30.8%)**
Other Expenses	**64.81**	**72.95**	**(11.2%)**
Distribution	20.33	20.74	(2.0%)
GDM	6.69	10.05	(33.4%)
Others***	37.79	42.16	(10.4%)
Consolidation adjustments	**(58.14)**	**(80.77)**	**28.0%**
TOTAL	1,495.16	1,723.65	(13.3%)

* Magazines includes the Portuguese magazine activity since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Others include Media capital and Local tv figures.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix II.III.

EBIT € Million	JANUARY - JUNE 2009	JANUARY - JUNE 2008	% Chg.
Press	**18.29**	**45.69**	**(60.0%)**
% margin	**8.6%**	**16.2%**	
El Pais	15.49	36.48	(57.5%)
% margin	10.6%	17.7%	
AS	3.15	6.60	(52.3%)
% margin	9.1%	15.3%	
Cinco Dias	(0.28)	0.98	(128.2%)
% margin	(3.2%)	8.9%	
Dominical	(0.02)	0.87	(102.4%)
% margin	(3.7%)	27.8%	
Magazines*	(0.76)	0.53	---
% margin	(4.1%)	3.6%	
International Press	0.83	0.75	10.7%
% margin	17.1%	18.5%	
Radio	**35.14**	**49.40**	**(28.9%)**
% margin	**19.2%**	**23.1%**	
Radio in Spain	33.94	48.34	(29.8%)
% margin	26.1%	30.2%	
International Radio	(0.15)	0.08	---
% margin	(0.4%)	0.2%	
Music	1.34	0.98	36.5%
% margin	8.9%	11.1%	
Education - Publishing	**37.12**	**26.37**	**40.7%**
% margin	**13.3%**	**9.9%**	
Spain&Portugal	(5.54)	(11.13)	50.3%
% margin	(7.3%)	(15.6%)	
Latam&USA	42.65	37.50	13.8%
% margin	21.0%	19.2%	
Audiovisual	**94.93**	**83.79**	13.3%
% margin	**9.6%**	**7.2%**	
Sogecable	76.85	81.12	(5.3%)
% margin	8.9%	8.1%	
Digital+	98.49	120.91	(18.5%)
% margin	13.5%	14.7%	
Cuatro	(21.64)	(39.79)	45.6%
% margin	(15.8%)	(21.6%)	
Others**	17.90	12.28	45.7%
Digital	**(0.44)**	**(1.67)**	**73.6%**
% margin	**(3.4%)**	**(9.6%)**	
Others	**(2.51)**	**74.16**	**(103.4%)**
Distribution	0.34	0.52	(34.5%)
% margin	1.7%	2.5%	
GDM	(0.61)	3.15	(119.2%)
% margin	(10.0%)	23.9%	
Others***	(2.25)	70.49	(103.2%)
TOTAL	182.52	287.36	(36.5%)
% margin	10.9%	14.3%	

* Magazines includes the Portuguese magazine activity since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

** Others include Media Capital and Local TV figures.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix II.IV.

EBITDA € Million	JANUARY - JUNE 2009	2008	% Chg.
Press	**24.42**	**52.91**	**(53.8%)**
% margin	**11.5%**	**18.8%**	
El Pais	20.61	42.88	(51.9%)
% margin	14.0%	20.8%	
AS	3.35	6.82	(50.9%)
% margin	9.6%	15.8%	
Cinco Dias	(0.2)	1.06	(118.5%)
% margin	(2.3%)	9.7%	
Dominical	(0.0)	0.88	(102.1%)
% margin	(3.3%)	28.1%	
Magazines*	(0.53)	0.67	(179.5%)
% margin	(2.9%)	4.5%	
International Press	1.14	1.07	7.1%
% margin	23.6%	26.4%	
Radio	**43.10**	**57.08**	**(24.5%)**
% margin	**23.6%**	**26.7%**	
Radio in Spain	38.79	53.05	(26.9%)
% margin	29.9%	33.2%	
International Radio	2.73	2.95	(7.4%)
% margin	7.0%	6.5%	
Music	1.57	1.08	45.4%
% margin	10.5%	12.2%	
Education - Publishing	**65.24**	**51.11**	**27.6%**
% margin	**23.4%**	**19.2%**	
Spain&Portugal	6.546	(0.69)	---
% margin	8.7%	(1.0%)	
Latam & USA	58.69	51.80	13.3%
% margin	29.0%	26.6%	
Audiovisual	**164.56**	**160.80**	**2.3%**
% margin	**16.7%**	**13.8%**	
Sogecable**	140.13	147.40	(4.9%)
% margin	16.2%	14.6%	
Digital+	160.06	185.23	(13.6%)
% margin	22.0%	22.5%	
Cuatro	(19.93)	(37.84)	47.3%
% margin	(14.5%)	(20.5%)	
Others***	24.26	21.59	12.3%
Digital	**0.68**	**(0.35)**	**---**
% margin	**5.3%**	**(2.0%)**	
Others	**0.737**	**75.94**	**(99.0%)**
Distribution	0.71	0.91	(21.6%)
% margin	3.5%	4.3%	
GDM	(0.42)	3.36	(112.4%)
% margin	(6.9%)	25.5%	
Others****	0.439	71.66	(99.4%)
TOTAL	298.73	405.67	(26.4%)
% margin	17.8%	20.2%	

* Magazines includes the Portuguese magazine activity since August 2008 (previously included in Media Capital) and Dominical activity since March, 2009.

**Variation in operating allowances are not included as an expense in the EBITDA in order to adapt its figures to the Group's policies. 2008 figures as of March, have been reclasified to make figures comparable.

** Others include Media Capital and Local tv figures.

**** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix III.

CUATRO AUDIENCE SHARE

In the first half of 2009, Cuatro has continued to increase its audience share with an average daily share of 8.9% in 24 hours and 10.0% in prime time. It is worth noting that in June 2008, the audiences showed the impact caused by the Eurocup.

The audience share figures evolution in the first half of 2009, as well as in the previous year is the following:


24 hours
Prime time
21.0%
13.1%
Jan. Feb. Mar. Apr. May June July Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun.
2008
2009

Source: TNS Sofres

Cuatro also strengthened its position in the most attractive time-frames to reach 11.5% and 12.9% of audience in the commercial and core commercial target, respectively, compared to 11.4% and 12.7% respectively in June 2008:

Evolución de las audiencias comerciales


June 2008
9.3%
10.7%
11.4%
12.7%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core commercial target
June 2009
8.8%
9.4%
11.5%
12.9%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core commercial target

Source: TNS Sofres

Target commercial: Individuals 16-54, all classes ex-lowest, living in towns over 10k.

Core commercial target: Individuals 16-44, all classes ex-lowest, living in towns over 50k.

Appendix IV.

TVI AUDIENCE SHARE FIGURES (Portugal)

TVI, the leading free to air channel in Portugal maintained its leadership both in 24-hours and prime time.


47.4%
42.3%
44.0%
44.3%
43.7%
40.3%
38.1%
38.7%
38.5%
38.3%
39.8%
41.2%
39.5%
38.7%
41.5%
43,4%
44,6%
41,1%
37.9%
36.0%
35.7%
37.2%
38.3%
36.9%
34.7%
35.9%
34.2%
37,2%
38,6%
35,9%
35.9%
34.8%
34.6%
34.6%
34,1%
33.8%
24 hours
Prime time
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
June
2008
2009

Source: *Marktest*

Financials breakdown by business unit:

The following issues should be taken into account when comparing the first half of 2009 and 2008:

a) Press

Since August 1st 2008, the magazine area includes Media Capital magazine activity, formerly included in the audiovisual area.

b) Audiovisual

In 2009, variations in operating allowances in Sogecable are not included as an expense in its EBITDA in order to adapt its figures to the Group´s accounting policies. 2008 figures as of March have been reclassified to make figures comparable.

Localia TV, which was classified as a **discontinued activity** in 2008, has not contributed to the results of the Group in the first quarter of 2009. In the first quarter of 2008, revenues and expenses of the activities were included in the Group´s operating profit.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.com